Exhibit 99.2

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS TO BE HELD ON

THURSDAY, MAY 13, 2021

AND

MANAGEMENT PROXY CIRCULAR

April 12, 2021

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Theratechnologies Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the “Meeting”) of the Corporation will be conducted online only through a live audio webcast at https://web.lumiagm.com/287439840 on Thursday, May 13, 2021, at 10:00 a.m. (Eastern Time) for the following purposes:

(1)	to receive the consolidated financial statements for the fiscal year ended November 30, 2020, as well as the auditors’ report thereon;

(2)	to elect directors for the ensuing year;

(3)	to appoint auditors for the ensuing year and authorize the directors to set their compensation;

(4)	to transact such other business as may properly come before the Meeting.

As a result of the Covid-19 pandemic, the Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live audio webcast at https://web.lumiagm.com/287439840. Shareholders will not be able to attend the meeting in person. All persons registered as shareholders on the records of the Corporation on April 9, 2021 (the “Record Date”) and duly appointed proxyholders are entitled to receive notice of the Meeting and attend, participate and vote at the Meeting online.

Persons who are shareholders of the Corporation but who are not registered on the records of the Corporation (being shareholders who hold their common shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder are able to attend the Meeting online as “guests” only but are not able to vote and ask questions at the Meeting or any adjournment thereof.

No person who becomes a shareholder of record after the Record Date will be entitled to receive notice of, and vote at, the Meeting or any adjournment thereof.

A shareholder who desires to appoint a person other than those identified on the form of proxy or voting instruction form to represent him, her or it at the online Meeting, or any adjournment thereof, may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your common shares, including if you are a shareholder who is not registered on the records of the Corporation and wish to appoint yourself as a proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to vote at the Meeting. Without a Username, proxyholder will not be able to vote at the Meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/Theratech and provide Computershare Investor Services Inc. (“Computershare”) with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

All proxy forms must be returned to the attention of the Corporate Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Québec, Canada H3A 3S8, prior to 5:00 p.m. (Eastern Time) on May 11, 2021.

As a shareholder of the Corporation, it is very important that you read the accompanying Management Proxy Circular dated April 12, 2021 and other Meeting materials carefully. The Management Proxy Circular and the other Meeting materials contain important information with respect to voting your common shares and attending and participating at the online Meeting.

DATED at Montreal, Québec, Canada, April 12, 2021

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Jocelyn Lafond Jocelyn Lafond Vice President, Legal Affairs, and Corporate Secretary Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec, Canada H3A 1T8

MANAGEMENT PROXY CIRCULAR

The information contained in this management proxy circular (the “Circular”) is given as at April 12, 2021, except as otherwise noted. In this Circular, the symbol “$” refers to the American dollar and the symbol “CAN $” or “CAD” refers to the Canadian dollar.

TABLE OF CONTENTS

ITEM I. INFORMATION RELATING TO VOTING		1

Who is soliciting my proxy?		1
Who can vote at the Meeting?		1
What will I be voting on?		1
How will the matters to be discussed at the Meeting be voted on?		1
Am I a registered shareholder or a non-registered shareholder?		1
How do I vote?		2
Appointment of a Third Party as Proxy		2
How do I attend and participate at the Meeting?		3
How can I deposit my proxy?		4
How can I revoke my proxy?		5
Who can I call with questions?		5
Voting Securities and Principal Holders		5

ITEM II. SUBJECTS TO BE TREATED AT THE MEETING		6

1.	Receipt of Financial Statements	6
2.	Election of Directors	6
3.	Appointment of Auditors	22
4.	Other Matters to be Acted Upon	22

ITEM III. COMPENSATION		23

1.	Compensation Discussion & Analysis	23
2.	Named Executive Officers	33
3.	Summary Compensation Table	34
4.	Incentive Plan Awards	37
5.	Termination and Change of Control Provisions	40
6.	Performance Graph	46

ITEM IV. CORPORATE GOVERNANCE DISCLOSURE		49

ITEM V. OTHER INFORMATION		56

1.	Audit Committee Information	56
2.	Shareholder Proposals	57
3.	Additional Documentation	57
4.	Approval by the Board	57

APPENDIX A MANDATE OF THE BOARD OF DIRECTORS		58

APPENDIX B DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY		61

APPENDIX C NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER		63

APPENDIX D COMPENSATION COMMITTEE CHARTER		67

APPENDIX E AUDIT COMMITTEE CHARTER		71

ITEM I.	INFORMATION RELATING TO VOTING

The following question and answer sections of the Circular provide guidance on how to vote your common shares (the “Common Shares”) at the annual meeting of shareholders of Theratechnologies Inc. (the “Corporation” or “Theratechnologies”) to be conducted online only through a live audio webcast at https://web.lumiagm.com/287439840 on Thursday, May 13, 2021, at 10:00 a.m. (Eastern Time) (the “Meeting”).

Who is soliciting my proxy?

Management of the Corporation is soliciting your proxy. It is expected that the solicitation of proxies will be made primarily by mail. However, officers or employees of the Corporation may also solicit proxies by telephone, telecopy, e-mail or in person. Our employees will receive no compensation for these services. The entire cost of solicitation will be borne by the Corporation. Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy-related material to beneficial owners of Common Shares.

Who can vote at the Meeting?

Only holders of record of Common Shares as of the close of business on April 9, 2021 (the “Record Date”) are entitled to receive notice of, attend, participate and vote at, the Meeting or any adjournment thereof.

No person becoming a shareholder of the Corporation after the Record Date will be entitled to receive notice of, and vote at, the Meeting or any adjournment thereof.

What will I be voting on?

The purpose for which the Meeting has been convened is set forth in the notice of meeting dated April 12, 2021 (the “Notice of Meeting”).

How will the matters to be discussed at the Meeting be voted on?

We refer you to each section of the matters to be presented at the Meeting for a description of the votes necessary to adopt or pass a resolution in order to decide each such matters.

Am I a registered shareholder or a non-registered shareholder?

Registered holders of Common Shares (the “Registered Shareholders”) hold Common Shares of the Corporation registered in their names and such Common Shares are generally evidenced by a share certificate or direct registration statement.

However, most holders of Common Shares (the “Non-Registered Shareholders”) beneficially own their Common Shares through a depositary or nominee such as a trustee, financial institution or securities broker (the “Intermediaries”). If your Common Shares appear on an account statement provided by your bank, broker or financial advisor, you are, in all likelihood, a Non-Registered Shareholder. Non-Registered Shareholders should carefully follow the instructions of their Intermediaries to ensure that their Common Shares are voted at the Meeting in accordance with such shareholder’s instructions.

INFORMATION RELATING TO VOTING	PAGE 1
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

How do I vote?

1.	Voting by proxy before the Meeting

You may vote before the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein. Non-Registered Shareholders should also carefully follow all instructions provided by their Intermediaries to ensure their Common Shares are voted at the Meeting.

The persons named in the form of proxy and voting instruction form are directors of the Corporation. However, as further described herein, you may choose another person to act as your proxyholder, including someone who is not a shareholder of the Corporation, by inserting another person’s name in the blank space provided in the form of proxy or voting instruction form. See “Appointment of a Third Party as Proxy” below.

The persons named or appointed in the form of proxy will vote (or withhold from voting) your Common Shares in respect of which they are appointed as proxies in accordance with the instructions given in the form of proxy. In the absence of instructions, the voting rights attached to the Common Shares referred to in your form of proxy will be exercised FOR the matters mentioned in the attached Notice of Meeting.

Furthermore, the enclosed form of proxy confers upon the proxyholder a discretionary power with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to all other matters which may properly come before the Meeting, or any continuation after adjournment thereof. As at the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to be brought before the Meeting.

2.	Voting at the Meeting

Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See “How do I attend and participate at the Meeting” below.

Non-Registered Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the Non-Registered Shareholders of the Corporation and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as a proxyholder. If you are a Non-Registered Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your Intermediary. See “Appointment of a Third Party as Proxy” and “How do I attend and participate at the Meeting” below.

Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint a person (a “Third Party Proxyholder”) other than the nominees set forth in the form of proxy or voting instruction form as proxyholder, including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a Third Party Proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their form of proxy or voting instruction form (as applicable) appointing such Third Party Proxyholder AND register the Third Party Proxyholder, as described below. Registering the Third Party Proxyholder is an additional step

INFORMATION RELATING TO VOTING	PAGE 2
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the Third Party Proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote at the Meeting.

•

Step 1: Submit your form of proxy or voting instruction form: To appoint a Third Party Proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a Non-Registered Shareholder located in the United States, you must also provide Computershare Investor Services Inc. (“Computershare”) with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below for additional details.

•

Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST visit http://www.computershare.com/Theratech prior to 5:00 p.m. (Eastern time) on May 11, 2021 and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to vote at the Meeting.

If you are a Non-Registered Shareholder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading “How do I attend and participate at the Meeting”.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “How do I attend and participate at the Meeting?”, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare. Requests for registration from Non-Registered Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by email or by courier to service@computershare.com (if by email), or Computershare Investor Services Inc., 1500 Robert-Bourassa Boulevard, Montreal, Québec H3A 3S8 (if by courier), and in both cases, must be labeled as “legal proxy” and received prior to 5:00 p.m. (Eastern time) on May 11, 2021.

How do I attend and participate at the Meeting?

The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via a live audio webcast. Shareholders will not be able to attend the Meeting in person. In order to vote at the Meeting and to ask questions thereat, shareholders must have a valid Username.

INFORMATION RELATING TO VOTING	PAGE 3
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/287439840. Such persons may then enter the Meeting by clicking “I have a login” and by entering a Username and Password before the start of the Meeting:

●

Registered Shareholders: The control number located on the form of proxy or in the email notification you received is the Username. The Password to the Meeting is “theratechnologies2021” (case sensitive).

If as a Registered Shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, do not accept the terms and conditions, in which case you can only enter the Meeting as a “guest” and you will not be able to vote and ask questions at the Meeting.

●

Duly appointed proxyholders: Computershare will provide the proxyholder with a Username by email after the voting deadline has passed. The Password to the Meeting is “theratechnologies2021” (case sensitive).

Only Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Non-Registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend as a “guest” only and will not be able to vote and ask questions at the Meeting.

Shareholders who wish to appoint a Third Party Proxyholder to represent them at the Meeting (including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointment of a Third Party as Proxy” above.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, you MUST also submit your legal proxy to Computershare. See “Appointment of a Third Party as Proxy” above.

If you attend the Meeting and are entitled to vote thereat, it will be important that you remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow enough time to check into the Meeting online and complete the related procedure.

How can I deposit my proxy?

Your proxy can be submitted to Computershare either in person, or by mail or courier, to 1500 Robert-Bourassa Boulevard, Montreal, Quebec H3A 3S8, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare prior to 5:00 p.m. (Eastern time) on May 11, 2021, or if the Meeting is adjourned, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned Meeting.

If you have received a voting instruction form, you should carefully follow the instructions set out therein to ensure that your Common Shares are voted at the Meeting in accordance with your instructions. If you are a Non-Registered Shareholder, you should also carefully follow the instructions provided by your Intermediary to ensure that your Common Shares are voted at the Meeting in accordance with your instructions.

INFORMATION RELATING TO VOTING	PAGE 4
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

How can I revoke my proxy?

If you are a Registered Shareholder, you may revoke your proxy at any time before it is acted upon in any manner permitted by law, including by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to Computershare, no later than the last business day before the day of the Meeting. If as a Registered Shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, do not accept the terms and conditions, in which case you can only enter the Meeting as a “guest” and you will not be able to vote and ask questions at the Meeting.

If you are a Non-Registered Shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your Intermediary.

Who can I call with questions?

If you have questions about the information contained in this Circular or require assistance in completing your form of proxy, please contact Computershare, the Corporation’s transfer agent, toll-free at 1-800-564-6253, or by email at service@computershare.com, or by mail at:

Computershare Investor Services Inc.

1500 Robert-Bourassa Boulevard

Montreal, Québec H3A 3S8

Voting Securities and Principal Holders

As of April 9, 2021, there were 94,601,089 Common Shares of the Corporation issued and outstanding. The Common Shares are the only securities with respect to which a voting right may be exercised at the Meeting. Each Common Share entitles its holder to one vote with respect to the matters voted on at the Meeting.

Holders of Common Shares whose names are registered on the list of shareholders of the Corporation as at 5:00 p.m. (Eastern time) on April 9, 2021, being the date fixed by the Board of Directors for determination of the registered holders of Common Shares who are entitled to receive Notice of the Meeting and to vote at the Meeting, will be entitled to exercise their voting rights attached to the Common Shares in respect of which they are so registered at the Meeting, or any continuation after adjournment thereof.

To our knowledge, no person beneficially owns, or controls or directs control, directly or indirectly, over more than ten percent (10%) of the outstanding Common Shares of the Corporation.

INFORMATION RELATING TO VOTING	PAGE 5
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

ITEM II.	SUBJECTS TO BE TREATED AT THE MEETING

1.         Receipt of Financial Statements

The consolidated financial statements for the fiscal year ended November 30, 2020 together with the auditors’ report thereon will be presented at the Meeting. The financial statements have already been mailed to you if you requested them, prior to the mailing of this Circular. The financial statements are also available as part of the Corporation’s filings on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov as an exhibit to our Form 40-F dated February 25, 2021. No vote is required on this matter.

2.         Election of Directors

Composition of the Board of Directors

The articles of the Corporation provide that the board of directors of the Corporation (the “Board”) must consist of a minimum of three (3) and a maximum of twenty (20) directors. The Board is currently comprised of nine (9) directors.

Advance Notice By-Law

On June 12, 2020, the Board adopted By-Law No. 4 (the “Advance Notice By-Law”). The Advance Notice By-Law was approved by the shareholders on July 16, 2020.

The purpose of the Advance Notice By-Law is to provide shareholders, directors and management of the Corporation with guidance on the nomination of directors. In particular, the Advance Notice By-Law sets a period of at least (30) days prior to the date of an annual meeting of shareholders, or of any postponement or adjournment thereof, at which directors are to be elected for the submission to the Corporation by shareholders of a notice of director nominations. It also sets forth the information that a shareholder must include in the notice for it to be valid.

The Advance Notice By-Law will allow the Corporation to receive adequate prior written notice of director nominations, as well as sufficient information on the nominees. The Corporation will thus be able to evaluate the proposed nominees’ qualifications and suitability to act as directors. It will also facilitate an orderly and efficient meeting process.

Majority Voting Policy

The Board adopted a majority voting policy (the “Majority Voting Policy”) regarding the election of directors pursuant to which a nominee for election as a director of the Corporation who receives a greater number of votes “withheld” than votes “for” will have to tender his/her resignation to the Board immediately following the meeting of shareholders at which the director was a nominee for election. The Board will determine whether to accept such resignation or not. The Board will make its decision and announce it in a press release within ninety (90) days following the meeting of shareholders. The director who tendered his/her resignation will not be part of any committee or Board deliberations pertaining to his/her resignation. The Majority Voting Policy only applies in circumstances involving an uncontested election of directors.

An “uncontested election of directors” means an election of directors in respect of which (i) the number of director nominees is the same as the number of directors proposed by management to be elected to the Board; (ii) no person other than those nominees who are part of the candidates proposed by management listed in a management circular is proposed at a meeting as a candidate for directorship; or (iii) no proxy materials are circulated in support of one or more nominees who are not part of the candidates proposed by management.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 6
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Nominees

All of the nominees mentioned below for the director positions of the Corporation are elected for a one-year term ending at the next annual meeting of shareholders or when his/her successor is elected, unless he/she resigns or the position becomes vacant as a result of death, dismissal or otherwise, prior to said meeting.

Management proposes that eight (8) directors be elected at the Meeting. Management does not contemplate that any of the nominees listed in the table below will be unable to fulfill his/her mandate as director.

The following table sets forth, for each nominee, the following information:

–	his/her name;
–	his/her age;
–	his/her place of residence;
–	his/her independence from the Corporation;
–	the date he/she became a director;
–	his/her principal occupation;
–	his/her biography;
–	his/her areas of expertise;
–	his/her memberships on the committees of the Board of the Corporation;
–	the number of Board and committee meetings attended in the fiscal year ended November 30, 2020 while acting as a director and committee member;
–	the number of Common Shares, deferred share units (“DSUs”), stock options, common share purchase warrants (“Warrants”) and convertible notes (“Notes”) held or controlled;
–	his/her compliance with the Shareholding Policy as at November 30, 2020;
–	whether he/she acts as a director of other public companies; and
–	whether he/she acts as a director of a private organization involved in the healthcare industry.

Some of the information set out in the table below with respect to the nominees is not within the knowledge of the Corporation and was provided by each nominee. The information relating to the number of Common Shares, DSUs, stock options, Warrants and Notes held by the nominees in the table below is at the date of this Circular and is based exclusively on reports filed on the Canadian System for Electronic Disclosure by Insiders as at that date.

Unless instructions are given to withhold from voting with regard to the election of one or more nominees to act as directors, the persons whose names appear on the enclosed form of proxy will vote FOR the election of each of the nominees whose names are set out in the table below.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 7
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Joseph Arena

Age: 66

Norristown, Pennsylvania, USA

Independent

Director since:

Nominee

Areas of Expertise:

- Regulatory Affairs

- Drug Development

- Medical Education

- Management

Compliance with Shareholding Policy:

N.A.

Other Public Company Directorship:

None

Private Healthcare Organization Directorship:

None

Principal Occupation		Consultant – JP Arena Regulatory Consulting LLC

Joseph Arena was Vice President, Oncology Products, Global Regulatory Affairs at Pfizer, Inc. (“Pfizer”) between 2018 and 2021. In such a role, he managed a team that provided strategic global leadership to Medicine Teams for Pfizer’s portfolio in oncology. The group was responsible for regulatory strategy and registration of products globally. His tasks included providing guidance on the worldwide regulatory requirements for registration of new chemical entities and new claims, identification of pharmaceutical, toxicological and clinical developmental issues and problem resolution, overseeing the preparation of high quality, effective regulatory submissions, providing oversight and input for all communications agencies and leading scientific teams in direct negotiations with agencies on all issues of product development, product registration and labeling (including post-marketing surveillance).

Prior to acting as Vice President, Oncology Products, Global Regulatory Affairs, he acted as Vice President, Cardiovascular and Metabolic Products, between 2016 and 2018 when he joined the Pfizer Worldwide Safety and Regulatory organization. In such a role, he managed a team that provided strategic global leadership to Medicine Teams for Pfizer’s portfolio in Cardiovascular and Metabolic Diseases. The group was responsible for regulatory strategy and registration of products globally.

Prior to joining Pfizer, he was at Merck and Co. Inc. (“Merck”) where he held the role of Vice President, Therapeutic Area Lead Oncology, Immunology and in vitro Diagnostics from 2015 to 2016. His team provided global leadership to development teams for oncology and immunology products and in vitro diagnostics across the portfolio. The group was responsible for regulatory strategy and registration of Merck’s products globally with a focus on the United States, European Union, China and Japan.

Mr. Arena began his career as a research scientist in 1989 at Merck Research Laboratories in Rahway, New Jersey. In 1996, he moved to a position in Regulatory Affairs International focusing primarily on Merck’s cardiovascular products. He eventually assumed management and leadership roles with Regulatory Affairs International, including management of therapeutic areas in Diabetes, Neuroscience, Atherosclerosis and Cardiovascular.

Mr. Arena received his B.S. in Pharmacy from St. John’s University in Queens, New York. After four (4) years in community and hospital settings, he attended the University of Medicine and Dentistry of New Jersey and received a Ph.D. in Pharmacology, followed by a post-doctoral fellowship in the Physiology Department at the University of Rochester in New York.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
Nil	Nil	Nil	Nil	Nil

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 8
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Gérald A. Lacoste

Age: 77

Rivière-Rouge,

Québec, Canada

Independent

Director since:

February 8, 2006

Areas of Expertise:

- Securities and

  Market Regulations

- Corporate

  Governance

- Mergers &

  Acquisitions

Compliance with Shareholding Policy:

Yes

Other Public Company Directorship:

None

Private Healthcare Organization Directorship:

None

Principal Occupation		Corporate Director

Gérald A. Lacoste is a retired lawyer with extensive experience in the fields of securities regulation, financing and corporate governance. He was previously Chairman of the Québec Securities Commission (now known as the Autorité des marchés financiers) and was also President and Chief Executive Officer of the Montreal Exchange. During his career, Mr. Lacoste acted as legal counsel to the Canadian Standing Senate Committee on Banking, Trade and Commerce, he chaired the Québec Advisory Committee on Financial Institutions, and was a member of the task force on the capitalization of life insurance companies in Québec. Mr. Lacoste has been a member of the North American Free Trade Agreement arbitration panel and is currently a corporate director.

Committee Membership and Meetings Attended in Fiscal Year 2020			#	%
Board of Directors			19	100
Audit Committee			4	100
Nominating and Corporate Governance Committee			6	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
100,000	21,936	70,004	Nil	45,000
Committees of the Board of Directors
Chair of Nominating and Corporate Governance Committee Member of Audit Committee

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 9
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Paul Lévesque

Age: 57

Westmount,

Québec, Canada

Non-Independent

Director since:

April 6, 2020

Areas of Expertise:

- Sales and Marketing

- Compliance

- Management

Compliance with Shareholding Policy:

N.A.

Other Public Company Directorship:

None

Private Healthcare Organization Directorship:

None

Principal Occupation		President and Chief Executive Officer of the Corporation

Paul Lévesque joined the Corporation as President and Chief Executive Officer on April 6, 2020. Mr. Lévesque brings to this role a wealth of pharmaceutical industry experience. He has consistently demonstrated a track record of success and ability to drive growth while serving a broad range of leadership roles in different therapeutic areas and diverse geographies including Asia Pacific/China, Europe and USA/Canada.

Mr. Lévesque has worked in the research-based pharmaceutical industry since 1985 when he joined Upjohn Canada, moving through various sales and sales training positions. He joined Pfizer in 1992 as a product manager and progressed to hold a number of marketing positions. In 2000, he became the first Vice President of Marketing for Pfizer Canada and in 2002, moved to Paris to take a similar position with Pfizer France. In January 2007, Paul was named Country Manager of Canada, a position he held until becoming Chief Marketing Officer for the U.S. in Primary Care. He also served as the Regional President for Pfizer’s Primary Care business covering Japan, Australia/New Zealand, Canada, and the Korea (JACK) Region from January 2014 to December 2015. Thereafter, from April 2016 to August 2016, he held the position of Head of the Pfizer Zika Project, a project addressing public healthcare emergency. From September 2016 to October 2017, he held the position of Global Marketing Head at Pfizer Essential Health and, from November 2017 to April 2020, he was the global President of the Pfizer’s Rare Disease division.

Mr. Lévesque holds a BSc in biochemistry from Laval University, Quebec City, and a Diploma in Management from McGill University, Montreal.

Committee Membership and Meetings Attended in Fiscal Year 2020			#	%
Board of Directors (1)			12	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
111,200	Nil	730,728	20,000	Nil
Committees of the Board of Directors
None

(1)	Twelve (12) meetings of the Board were held after April 6, 2020.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 10
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Gary Littlejohn

Age: 66

Lac-Tremblant-Nord,

Québec, Canada

Independent

Director since:

 October 15, 2018

Areas of Expertise:

 -  Capital Markets

 -  Corporate Governance

 -  Corporate Finance

 -  Risk Management

Compliance with Shareholding Policy:

Yes(1)

Other Public Company Directorship:

None

Private Healthcare Organization Directorship:

None

Principal Occupation		Corporate Director

From 2008 to 2015, Mr. Littlejohn held the position of CEO and then of advisor to the Chairman and Board Member of the Arab National Investment Company, also known as ANB Invest, in Riyadh, a subsidiary of Arab National Bank. Previously, he was Managing Director of investment banking at Desjardins Securities in Montreal, a position he took after serving six years as Executive Vice-president at Ecopia Biosciences. Mr. Littlejohn also occupied various senior positions in investment banking at TD Securities, Midland Walwyn, BMO Nesbitt Burns and National Bank Financial. Most recently, he held the position of Interim CEO at Helix BioPharma. Mr. Littlejohn also served on the Board of several corporations including Helix BioPharma, ANB Invest, Aegera Pharmaceuticals, Ecopia Biosciences and The Montreal Exchange. Mr. Littlejohn holds a B.A. (Honours Economics), a BCL and a MBA from McGill University. He also completed the Director Education Program provided by the Canadian Institute of Corporate Directors in 2015. He is a retired lawyer of the Quebec Bar.

Committee Membership and Meetings Attended in Fiscal Year 2020				#	%
Board of Directors				19	100
Audit Committee				4	100
Compensation Committee				8	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
19,060	Nil	32,758	Nil	Nil
Committees of the Board of Directors
Chair of Compensation Committee Member of Audit Committee

(1)	Mr. Littlejohn acquired more than 25% of the value he was required to acquire under the Shareholding Policy in the last fiscal year.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 11
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Andrew Molson

Age: 53

Westmount, Québec,

Canada

Independent

Director since:

October 16, 2020

Areas of Expertise:

-    Communications

-    Governance

Compliance with Shareholding Policy(2):

N.A.

Other Directorship:

Molson Coors

Beverage Company; and

Dundee Corporation

Principal Occupation		Corporate Director

Andrew Molson serves as chairman of AVENIR GLOBAL, an organization uniting seven strategic communications firms across Canada, the U.S., Europe and the Middle East. He is also chairman of Molson Coors Beverage Company and a member of the board of directors of Groupe Deschênes Inc., Dundee Corporation and the CH Group Limited Partnership, owner of evenko and the Montreal Canadiens.

He previously served as a director of The Group Jean Coutu PJC Inc. from 2014 to 2018, as Chair of Molson Coors from May 2011 to May 2013 and as its Vice Chair from May 2009 to May 2011.

He was called to the Quebec Bar in 1995 after studying law at Laval University in Quebec City. He also holds a Bachelor of Arts from Princeton University and a Master of Science in corporate governance and ethics from University of London (Birkbeck College). Mr. Molson serves on several non-profit boards, including the Institute for Governance of Private and Public Organizations, Concordia University Foundation, the Québec Blue Cross, the evenko foundation for emerging talent, the Montreal General Hospital Foundation and the Molson Foundation, a family foundation dedicated to the betterment of Canadian society.

Committee Membership and Meetings Attended in Fiscal Year 2020			#	%
Board of Directors(1)			1	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
30,000	Nil	13,258	Nil	Nil

(1)	One meeting of the Board was held after October 16, 2020.
(2)

Compliance with the Shareholding Policy began on December 1, 2020. However, Mr. Molson acquired more than 25% of the value he is required to acquire for the current fiscal year under the Shareholding Policy.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 12
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Dawn Svoronos

Age: 67

Hudson, Québec

Canada

Independent

Director since:

April 8, 2013

Areas of Expertise:

–  Pharmaceutical Industry

–  Commercialization of Drug Products

Compliance with Shareholding Policy:

Yes

Other Directorship:

–  Xenon Pharmaceuticals Inc.;

PTC Therapeutics, Inc.;

–  Global Blood Therapeutics, Inc.; and

–  Adverum Biotechnologies, Inc.

Private Healthcare Organization Directorship:

–  AgNovos Healthcare LLC; and

–  Teresa Dellar Palliative Care

Principal Occupation		Corporate Director – Chair of the Board of the Corporation

Ms. Dawn Svoronos worked in the commercial side of the business for the multinational pharmaceutical company Merck & Co. Inc., for 23 years, retiring in 2011. From 2009 to 2011, Ms. Svoronos was President of the Europe/Canada region for Merck and from 2006 to 2009 was President of Merck in Canada. Previously held positions with Merck include Vice-President of Asia Pacific and Vice-President of Global Marketing for the Arthritis, Analgesics and Osteoporosis franchise. Ms. Svoronos is a member of the board of directors of four other public companies: Xenon Pharmaceuticals Inc. in British Columbia, Canada, PTC Therapeutics, Inc. in New Jersey, U.S.A., Global Blood Therapeutics, Inc. in San Francisco, California, and Adverum Biotechnologies, Inc. in Redwood City, California.

Committee Membership and Meetings Attended in Fiscal Year 2020			#	%
Board of Directors			19	100
Compensation Committee			8	100
Nominating and Corporate Governance Committee			6	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
273,600	855	120,004	Nil	Nil
Committees of the Board of Directors
Member of Compensation Committee Member of Nominating and Corporate Governance Committee

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 13
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Alain Trudeau

Age: 61

Montréal, Québec,

Canada

Independent

Director since:

October 16, 2020

Areas of Expertise:

-    Accounting

-    Finance governance

Compliance with Shareholding Policy(3):

N.A.

Other Directorship:

None

Principal Occupation		Corporate Director

A fellow of the Quebec CPA Order, Alain Trudeau has had a distinguished career at Ernst & Young from 1982 to 2019 where he held the position of Managing Partner, Assurance Services, for EY offices in the Province of Quebec from 2008 to 2019. He was also responsible for the audit of many publicly-traded companies.

He currently serves on the board of directors of the Montréal Inc. Foundation, the Institut de médiation et d’arbitrage du Québec (IMAQ) and Blue Bridge Trust Company Inc.

From 2008 to 2019, Mr. Trudeau was a lecturer at the Collège des administrateurs de sociétés de l’Université Laval in Quebec City.

Mr. Trudeau holds a Bachelor of Arts in Accounting from HEC Montréal.

Committee Membership and Meetings Attended in Fiscal Year 2020			#	%
Board of Directors(1)			1	100
Audit Committee(2)			Nil	Nil
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
11,300	3,856	13,258	2,500	Nil
Member of Audit Committee

(1)	One meeting of the Board was held after October 16, 2020.
(2)	Mr. Trudeau was appointed a member of the Audit Committee on October 16, 2020 and no meeting of the Audit Committee was held after his appointment in the last fiscal year.
(3)

Compliance with the Shareholding Policy began on December 1, 2020. However, Mr. Trudeau acquired more than 25% of the value he is required to acquire for the current fiscal year under the Shareholding Policy.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 14
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Dale MacCandlish Weil

Age: 65

Baie d’Urfé,

Québec, Canada

Independent

Director since:

May 16, 2017

Areas of Expertise:

-  Healthcare Industry

-  Commercialization of Products

-  Management

-  Strategic Planning

Compliance with Shareholding Policy:

Yes

Other Public Company Directorship:

Tetra Bio-Pharma Inc.

Private Healthcare

Organization Directorship:

–  McGill University Health Centre;

–  Teresa Dellar Palliative Care Residence Foundation; and

–  Alliance des Maisons de Soins Palliatifs du Québec

Principal Occupation		Corporate Director

Ms. Dale MacCandlish Weil has more than 35 years of experience in the commercialization, marketing, sale of consumer products and B2B services. From May 2018 to January 2020, Ms. Weil has been Managing Director of the Montreal Institute for Palliative Care (a branch of the Teresa Dellar Palliative Care Residence) and, in January 2020, she became Executive Director of the Teresa Dellar Palliative Care Residence and of the Montreal Institute for Palliative Care. She spent the prior 18 years of her career in management positions related to healthcare services such as distribution, pharmaceutical and retail pharmacy services. She worked with McKesson Canada Corporation, or McKesson, since August 1999 where she occupied the position of Vice President and Senior Vice President for various divisions of McKesson. She acted in an advisory role to the President from May 2015 to February 2018. Prior to May 2015, she acted as Senior Vice President Retail Management Services with McKesson from July 2014 to May 2015 and, from November 2011 to June 2014, she acted as Senior Vice President, Integrated Health Care Solutions, Strategy and Business Development with McKesson. Ms. Weil is a member of the board of directors of Tetra-Biopharma Inc. in Ontario. Ms. Weil holds a Master in Business Administration from McGill University and has obtained her certification as a certified director after successfully completing the ICD Directors Education Program.

Committee Membership and Meetings Attended in Fiscal Year 2020			#	%
Board of Directors			19	100
Nominating and Corporate Governance Committee			6	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
16,700	5,531	55,004	Nil	2,000
Committees of the Board of Directors
Member of Nominating and Corporate Governance Committee

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 15
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Directors Compensation

The Corporation has a compensation policy for its directors who are not employed on a full-time basis by the Corporation. Under the policy, directors are paid an annual retainer fee only. Annual retainer fees are paid quarterly on the first day of each calendar quarter. In addition, the Corporation’s compensation policy provides for the reimbursement of all reasonable expenses incurred by each director who are not employed on a full-time basis by the Corporation to attend meetings of the Board and meetings of the committees of the Board. Directors who are not employed on a full-time basis by the Corporation are also entitled to be granted options under the Option Plan (as defined below) as part of their annual compensation.

At a meeting of the Board of Directors held in December 2019, the Board reviewed and approved the recommendation of the Compensation Committee to maintain the same annual fee-based retainer portion of the compensation paid to each director who is not employed on a full-time basis by the Corporation as that paid to such directors for the fiscal year ended November 30, 2019. At such meeting, the value of the annual equity retainer portion was set at $26,039 and the Board agreed to reserve for issuance 63,600 options for all directors who are not employed on a full-time basis by the Corporation as the annual equity retainer portion for their work during the fiscal year ending November 30, 2020.

In order to determine the number of options to be granted to each director who is not employed on a full-time basis by the Corporation for the fiscal year ending on November 30, 2020, the Board used the Black-Scholes model to calculate the value of an option. The calculation was made as at November 30, 2019. The Black-Scholes model is the most widely adopted and used option model. These 63,600 options were not granted in December 2019 since the Corporation was in a “black-out” period. These options were granted on February 26, 2020.

The table below details the annual fee-based and annual equity-based compensation that was payable in the last fiscal year to the Corporation’s directors who were not employed on a full-time basis by the Corporation.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 16
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Position at Board Level or Committee Level	Compensation for Fiscal Year 2020 Effective January 1, 2020

	Annual Retainer(1)	Value in Stock Options(1)

Annual Retainer to Chair of the Board	$122,757	$26,039

Annual Retainer to Board Members	$44,639	$26,039

Annual Retainer to Chair of the Audit Committee	$11,904	N.A.

Annual Retainer to Chair of the Compensation Committee	$8,928	N.A.

Annual Retainer to Chair of the Nominating and Corporate Governance Committee	$7,440	N.A.

Annual Retainer to Audit Committee Members	$5,952	N.A.

Annual Retainer to Compensation Committee Members	$2,976	N.A.

Annual Retainer to Nominating and Corporate Governance Committee Members	$2,976	N.A.

(1)	These amounts were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2020 where $1.00 = CAD 1.3441.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 17
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

The table below details all components of the compensation provided to the directors of the Corporation for the fiscal year ended November 30, 2020 and the value thereof. These amounts were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2020 where $1.00 = CAD 1.3441.

Name	Fees earned	Share-based awards(1)		Option- based awards(2)	Non-equity incentive plan compensation	Pension value	All other compensation	Total
	($)	(#)	($)	($)	($)	($)	($)	($)
Sheila Frame(3)	13,020	15,814	33,479	26,039	--	--	--	72,539
Gérald A. Lacoste	58,031	--	--	26,039	--	--	--	84,070
Paul Lévesque(4)	--	--	--	--	--	--	--	--
Gary Littlejohn	59,519	--	--	26,039	--	--	--	85,558
Dale MacCandlish Weil	47,615	--	--	26,039	--	--	--	73,654
Andrew Molson	5,580	--	--	--	--	--	--	5,580
Paul Pommier	59,519	--	--	26,039	--	--	--	85,558
Dawn Svoronos	128,709	--	--	26,039	--	--	--	154,749
Luc Tanguay(5)	--	--	--	--	--	--	--	--
Alain Trudeau	6,324	--	--	--	--	--	--	6,324

(1)	Share-based awards are composed of DSUs. DSUs are issued under the deferred share unit plan (the “DSU Plan”). See “Deferred Share Unit Plan” below.

(2)

Each director who is not employed on a full-time basis by the Corporation received 10,600 options having an aggregate value of $26,039. Although these options were issued on February 26, 2020, at its December 2019 Board meeting, the Board determined the number of options to be issued based on the value of those options as at November 29, 2019 using the Black-Scholes model and this column indicates the value as at that date and not as at the date of grant. In applying the Black-Sholes model to determine the value of those options as at November 29, 2019, the following assumptions were used:

(i) Risk-free interest rate:	1.89%

(ii) Expected volatility:	79.90%

(iii) Average option life in years:	10 years

(iv) Expected dividends:	-

(v) Grant date share price:	CAD 4.06

(vi) Option exercise price:	CAD 4.22

(vii) Grant date fair value:	CAD 3.30

On the date of grant of those options (February 26, 2020), the value of those options using the Black-Scholes model was determined using the following assumptions:

(i) Risk-free interest rate:	1.22%

(ii) Expected volatility:	77%

(iii) Average option life in years:	8.5 years

(iv) Expected dividends:	-

(v) Grant date share price:	CAD 3.17

(vi) Option exercise price:	CAD 3.22

(vii) Grant date fair value:	CAD 3.22

(3)	Ms. Frame elected to purchase DSUs through the conversion of 100% of three of her quarterly fee-based retainers.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 18
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

(4)

Mr. Paul Lévesque became the President and Chief Executive Officer of the Corporation and a member of the Board on April 6, 2020 and no compensation was paid to Mr. Lévesque for acting as a director of the Corporation given his position with the Corporation.

(5)	Mr. Tanguay was the President and Chief Executive Officer of the Corporation until April 5, 2020 and no compensation was paid to Mr. Tanguay for acting as a director of the Corporation.

Outstanding Option-Based Awards and Share-Based Awards

The table below details all outstanding option-based awards and outstanding share-based awards as at November 30, 2020 for each of the directors who is not an employee of the Corporation.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CAD)	Option expiration date	Value of unexercised in- the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed(2) ($)

Sheila Frame	10,600	3.22	2030.02.26	--	--	--	46,250

Gérald A. Lacoste	15,000	2.45	2026.07.12	6,346			50,618
	15,000	6.73	2027.05.16	--
	7,246	9.56	2028.04.06	--
	10,600	3.22	2030.02.26	--

Gary Littlejohn	10,600	3.22	2030.02.26	--	--	--	--

Andrew Molson	--	--	--	--	--	--	--

Paul Pommier	15,000	2.45	2026.07.12	6,346			281,997
	15,000	6.73	2027.05.16	--
	7,246	9.56	2028.04.06	--
	10,600	3.22	2030.02.26	--

Dawn Svoronos	50,000	0.26	2023.05.29	105,377	--	--	1,973
	15,000	2.45	2026.07.12	28,267
	15,000	6.73	2027.05.16	--
	7,246	9.56	2028.04.06	--
	10,600	3.22	2030.02.26	--

Alain Trudeau	--	--	--	--	--	--	--

Dale MacCandlish-Weil	15,000	6.73	2027.05.16	--	--	--	12,763
	7,246	9.56	2028.04.06	--
	10,600	3.22	2030.02.26	--

(1)

The value of unexercised in-the-money options at fiscal year-end is the difference between the closing price of the Common Shares on the TSX on November 30, 2020 (CAD 3.00) and the respective exercise price of the options. These amounts were calculated in CAD and were converted into U.S. dollars using the exchange rate as at November 30, 2020 where $1.00 = CAD 1.3001.

(2)

Share-based awards are comprised of DSUs issued under the DSU Plan. The market or payout value of share-based awards that have vested as at November 30, 2020 is determined by multiplying the closing price of the Common Shares on the TSX as at November 30, 2020 ( CAD 3.00) by the number of share-based awards held as at November 30, 2020. The actual payout value will vary based on the date on which the DSUs will be redeemed. The number of DSUs held by each director is described in the tables above under “ITEM II – Subjects to be treated at the Meeting – Election of Directors”. These amounts were calculated in CAD and were converted into U.S. dollars using the exchange rate as at November 30, 2020 where $1.00 = CAD 1.3001.

Incentive Plan Awards – Value Vested or Earned During the Year

The table below details the value vested or earned during the fiscal year ended November 30, 2020 under each incentive plan for each of the directors who is not an employee of the Corporation.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 19
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Sheila Frame(3)	Nil	34,193	--

Gérald A. Lacoste	Nil	Nil	--

Gary Littlejohn	Nil	Nil	--

Andrew Molson	--	--	--

Paul Pommier	Nil	Nil	--

Dawn Svoronos	Nil	Nil	--

Alain Trudeau	--	--	--

Dale MacCandlish-Weil	Nil	Nil	--

(1)

All options granted to directors vest as of the grant date and the exercise price of these options was the closing price of the Common Shares on February 25, 2020 on the TSX (CAD 3.22). On February 26, 2020, the date of grant of the 10,600 options, the closing price of the Common Shares on the TSX was CAD 3.17.

(2)

Share-based awards are comprised of DSUs issued under the DSU Plan 15,814 DSUs were issued in the last fiscal year. The value of share-based awards is determined by multiplying the closing price of the Common Shares on the TSX on the date(s) of grant by the number of share-based awards held as at such date since DSUs vest as at the date of grant.

(3)

Ms. Frame was granted 5,814 DSUs on April 15, 2020 and 10,000 DSUs on November 19, 2020. On April, 15 2020, the closing price of the Common Shares on the TSX was CAD 2.73 and, on November 19, 2020, the closing price of the Common Shares on the TSX was CAD 3.00. These amounts were calculated in CAD and were converted into U.S. dollars using the exchange rate as at April 15, 2020 and November 19, 2020 where $1.00 = CAD 1.4115 (April 15, 2020) and where $1.00 = CAD 1.3073 (November 19, 2020).

Directors and Executive Officers Shareholding Policy

In December 2010, the Board adopted a shareholding policy for its directors and executive officers (the “Shareholding Policy”) and the DSU Plan. The Shareholding Policy was suspended in April 2013.

In the 2017 fiscal year, the Board reinstated a revised DSU Plan for its directors and executive officers and a revised Shareholding Policy for its directors who are not employees of the Corporation. The revised Shareholding Policy requires that each newly appointed or elected director who is not an employee of the Corporation owns a number of Common Shares or DSUs having a value representing at least twice the value of his/her annual retainer to act as a Board member (three times for the Chair of the Board). Each director has four years to comply with the Shareholding Policy. Each director must acquire at least 25% of that value over each of those four years. The four year-period begins running from the fiscal year following the fiscal year during which an individual is newly appointed or elected as a director. The value is determined as at November 30 of each calendar year and is equal to the higher of the acquisition cost of a Common Share or DSU and the fair market value of those Common Shares and DSUs as at November 30 of each year of such four-year period. Common Share value fluctuations do not require directors to purchase additional Common Shares or DSUs. All of the directors of the Corporation, other than Mr. Molson and Mr. Trudeau, met the

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 20
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Shareholding Policy as at November 30, 2020. Mr. Molson and Mr. Trudeau did not have to comply with the Shareholding Policy in the last fiscal year since they were appointed during such fiscal year.

Directors’ Mandatory Retirement Policy

The Board has adopted a formal retirement policy in the context of its succession planning process. Under this policy, directors who are not employees of the Corporation who reach the age of 75 or who have been acting as directors for fifteen (15) consecutive years may not be nominees for re-election at the subsequent annual meeting of shareholders. Mr. Gérald A. Lacoste is grandfathered from this policy.

Restrictions on Trading of Securities

The Corporation has adopted a policy prohibiting all of its directors and executive officers from purchasing and selling Common Shares, and exercising stock options, during blackout periods, as determined from time to time. This policy also prohibits directors and executive officers from short-selling the Corporation’s securities.

Board Gender Diversity

In February 2017, the Board approved an amendment to the Charter of the Nominating and Corporate Governance Committee to embed in such Charter an obligation by the Nominating and Corporate Governance Committee to take into consideration gender diversity when the Committee recruits candidates for directorship. Gender diversity is now one of the criteria that the Committee will consider in recruiting a candidate to act as a director of the Corporation. The Board did not implement a final policy setting forth a target for gender diversity.

As at November 30, 2020, three (3) women, one of whom acting as Chair, comprised the Board of Directors. As at that date, women represented 38% of all independent Board members and 33% of all Board members. See “Item IV – Corporate Governance Disclosure” below.

Indebtedness of Directors

As at the date hereof, none of the directors of the Corporation and proposed nominee for election as director of the Corporation is indebted to the Corporation. During the last fiscal year of the Corporation, none of the directors of the Corporation was indebted to the Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management of the Corporation, no nominee (a) is, as at the date of the Circular, or has been within the ten (10) years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten (10) years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

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3.        Appointment of Auditors

The Corporation’s auditors for the current fiscal year must be elected at the Meeting. The Corporation proposes the appointment of KPMG LLP, Chartered Professional Accountants from Montreal, who have been the Corporation’s auditors since 1993. They will hold office until the next annual meeting of shareholders, or until their successors are appointed. The table below sets forth the fees paid to the auditors of the Corporation for the fiscal years ended November 30, 2020 and 2019, respectively:

Fees	Fiscal Year Ended November 30, 2020 (CAD)	Fiscal Year Ended November 30, 2019 (CAD)
Audit Fees(1)	497,667	388,600
Audit-Related Fees(2)	89,175	71,310
Tax Fees(3)	54,563	158,092
Total:	641,405	618,002
(1)	Refers to the aggregate fees billed by our external auditors for audit services, including interim reviews and work performed in connection with securities filings.
(2)

Refers to the aggregate fees billed for professional services provided by our external auditors for translation and accounting consultations, for which CAD 27,560 has been reclassified from audit to audit-related for the fiscal year ended November 30, 2019.

(3)	Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, transfer pricing, tax advice and tax planning.

Unless instructions are given to withhold from voting with regard to the appointment of the auditors, the persons whose names appear on the enclosed form of proxy will vote FOR the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of the Corporation, and to authorize that compensation for their services be determined by the Board.

4.        Other Matters to be Acted Upon

The Corporation will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

The Corporation did not receive any proposals from shareholders within the time limits prescribed by the Act and, accordingly, none will be accepted at the Meeting, except as required under the Act.

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ITEM III.	COMPENSATION

The compensation of the directors and the executive officers of the Corporation is reviewed by the compensation committee (the “Compensation Committee”). The Compensation Committee is currently comprised of four (4) independent directors, namely Gary Littlejohn, who has been acting as chair since August 7, 2019, Dawn Svoronos, Paul Pommier and Sheila Frame. Ms. Frame was appointed a member of the Compensation Committee on July 16, 2020. For the fiscal year ended November 30, 2020, the Compensation Committee met eight (8) times. The mandate, obligations and duties of the Compensation Committee are described in Appendix “D” to this Circular.

1.        Compensation Discussion & Analysis

Objectives of the Compensation Program

The objectives of the compensation program of the Corporation (the “Compensation Program”) for directors of the Corporation aim at attracting and retaining directors.

The objectives of the Compensation Program for the executive officers of the Corporation aim at attracting, retaining, motivating and rewarding executive officers. The Corporation is committed to an overall compensation policy that is competitive and drives business performance while taking into consideration shareholders’ interests.

What the Compensation Program is Designed to Reward

The Compensation Program is designed to reward the executive officers for (i) implementing strategies, both in the short and the long term, to realize the business plan of the Corporation, (ii) meeting the annual objectives of the Corporation and those of each executive officer, and (iii) enhancing shareholder value.

The Compensation Program provides reasonable and competitive total executive compensation. Remuneration and incentive components are established to compete with remuneration practices of similar companies that are involved in the biopharmaceutical and pharmaceutical industries, as well as certain other companies involved in other industries where the skills and knowledge of an executive officer may be used. In order to benchmark the Compensation Program made available to its directors and executive officers, the Compensation Committee retains independent compensation consultants from time to time.

In designing the Compensation Program of executive officers, the Compensation Committee assesses the short-term and long-term risks associated with such program. The Compensation Program tries to strike a balance between the attainment of short-term and long-term goals by providing executive officers with short-term incentive awards and long-term incentive awards. Recommendations made by the Compensation Committee with respect to the Compensation Program are reviewed by the Board to ensure a fair balance between the short-term and long-term compensation components. For the fiscal year ended November 30, 2020, the Board did not identify any risk arising from the Corporation’s Compensation Program, its policies and practices in determining compensation that are reasonably likely to have a material adverse effect on the Corporation.

When and How Is Compensation Determined

Compensation is determined at the beginning of each fiscal year, usually in December. The Compensation Committee meets to determine and to recommend to the Board the base salary of executive officers for such fiscal year. During this meeting, the Compensation Committee also reviews

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the performance of the Corporation and the performance of each of its executive officers for the last completed fiscal year to determine whether an executive officer is entitled to the payment of a bonus and/or the grant of options. The determination by the Compensation Committee of the annual base salary and payment of a bonus and/or grant of options for each executive officer is reviewed by the Board that has discretion to approve, disapprove or change the determination made by the Compensation Committee for each executive officer. The compensation of the President and Chief Executive Officer and of the Senior Vice President and Chief Financial Officer is reviewed by the Board.

From time to time, the Compensation Committee will also discuss and review the compensation of the Board and its committees.

Elements of Compensation Program

The major elements of the Compensation Program are base salary, short-term performance reward program that takes the form of cash bonuses, and long-term incentive awards that take the form of option grants. Pursuant to the DSU Plan, DSUs may be issued to an executive officer if he/she elects to purchase some with all or part of their cash bonus, if any. See “Description of the Deferred Share Unit Plan” below. All proposed changes to any compensation component of an executive officer are first reviewed internally by the President and Chief Executive Officer. The proposed changes are then presented to the Compensation Committee that makes a recommendation to the Board which, in turn, has discretion to approve, disapprove or amend the proposed changes.

Annual Base Salary

Base salaries for each of the executive officers are based on the experience, expertise and competencies of each executive officer, as well as on a review from time to time of annual salaries paid to persons holding the position and/or playing roles in other organizations similar to those played by the executive officers of the Corporation. Base salaries may also be based on reports from compensation consultants retained by the Corporation.

For the fiscal year ended November 30, 2020, the Compensation Committee did not retain the services of any compensation consultant and determined the annual base salary of each executive officer based on publicly available information regarding the average increase of salaries for the 2020 fiscal year and the position held by each executive officer with the Corporation.

The Board also relied on similar data to determine the annual base salary of Mr. Luc Tanguay, the President and Chief Executive Officer of the Corporation until April 5, 2020. The annual base salary of Mr Paul Lévesque, as well as the reminder of his compensation package, was based on his compensation package with his prior employer and on prevailing market conditions at the time of his hiring.

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Performance Reward Program

The short-term performance reward program is designed to recognize the contribution of each executive officer in helping the Corporation achieve its corporate objectives and to increase its value. Usually, bonuses are paid based on the achievement of the Corporation’s annual corporate objectives and the achievement of an executive officer’s objectives. The Compensation Committee has discretion in recommending the payment of bonuses to an executive officer based on his/her overall performance. Corporate objectives are usually set by the Board early in the fiscal year. Although corporate objectives are determined early in the fiscal year, the Board has discretion to change these corporate objectives during the year to take into consideration certain events that can occur during a fiscal year.

Executive Officers

For the last fiscal year, the payment of bonuses was based as to 60% on the achievement of corporate objectives and as to 40% on the achievement of individual objectives. The achievement of financial targets and corporate milestones each accounted for 30% of the corporate objectives.

Financial targets were based on consolidated revenues and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). Adjusted EBITDA is a non IFRS financial measure that the Corporation has been using quarterly to assess its operating performance. Adjusted EBITDA, as calculated by the Corporation, allows the Corporation to exclude variations caused by certain adjustments that could potentially distort the analysis of trends in its business. The financial targets are not disclosed since the Corporation does not provide any financial guidance. The Corporation’s corporate milestones are not disclosed for competitive reasons.

The achievement of the individual objectives of each executive officer was left at the discretion of the Compensation Committee based on an initial assessment made by the President and Chief Executive Officer.

The Compensation Committee believes that discretion is a valid component in its assessment of the achievement of the Corporation’s corporate objectives and of an individual, especially when unplanned events occur during a fiscal year. Discretion allows the Compensation Committee to review the achievement of all objectives set forth at the beginning of a fiscal year and to assess such objectives against all other activities carried out during the year to meet such objectives. In addition, discretion is afforded to the President and Chief Executive Officer to assess the capacity of each executive officer to adapt, react, respond and act in the best interests of the Corporation when such events occur. However, in order to avoid too large a discretion to the President and Chief Executive Officer and limit potential bias in the determination of the performance of an executive officer’s overall performance, the Compensation Committee reviews all recommendations made by the President and Chief Executive Officer prior to accepting such recommendations. The Board also has discretion on the assessment of the performance of the President and Chief Executive Officer.

At the December 2020 Compensation Committee meeting, the Compensation Committee determined that the financial components of the corporate objectives had been partially achieved and that all of the corporate milestones forming part of the corporate objectives had been achieved. As a result, the Compensation Committee recommended the payment of bonuses and the Board agreed with such recommendation.

The table below details for each of the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer and the three most highly compensated executive officers, the maximum percentage of their annual base salary which may be paid as bonus, the maximum bonuses that each of them may receive and the actual bonus paid or earned for the fiscal year ended November 30, 2020. All amounts were paid in Canadian dollars and were converted into U.S. dollars using the average exchange

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rate for the fiscal year ended November 30, 2020 where $1.00 = CAD 1.3441, except for Mr. Walshe, as detailed in note 4 and 5 in the table below.

	Maximum Percentage of Annual Base Salary Payable as Bonus	Maximum Target Bonus	Bonus Paid

Name	(%)	($)	($)
Luc Tanguay, President and Chief Executive Officer(1)	50	201,067	153,120

Paul Lévesque, President and Chief Executive Officer(2)	75	281,886(3)	281,886

Philippe Dubuc, Senior Vice President and Chief Financial Officer	40	100,736	65,730

Conor Walshe(4), General Manager, Theratechnologies Europe Limited	40	111,458(5)	91,953

Christian Marsolais, Senior Vice President and Chief Medical Officer	40	98,206	110,817

Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary	33,33	72,512	62,966
(1)	Mr. Tanguay was President and Chief Executive Officer of the Corporation until April 5, 2020.
(2)	Mr. Lévesque joined the Corporation as President and Chief Executive Officer on April 6, 2020.
(3)

Mr. Lévesque was entitled to a bonus of CAD 581,250 on an annualized basis. The amount shown in the table was prorated to take into consideration the date on which he joined the Corporation in the last fiscal year.

(4)

Conor Walshe’s annual base salary was set at 246,000 Euros, or $278,642. His annual base salary was converted into U.S. dollars based on the average exchange rate during the fiscal year ended November 30, 2020 where €1 = $1.1327.

(5)

Mr. Walshe was entitled to receive 98,400 Euros as maximum bonus payment and he received 81,180 euros. His maximum target bonus and the bonus paid were converted into U.S. dollars based on the average exchange rate during the fiscal year ended November 30, 2020 where €1 = $1.1327.

Long-Term Incentive Program

The long-term incentive program of the Corporation for its directors and executive officers is comprised of the Option Plan and the DSU Plan.

The Option Plan was originally adopted on December 6, 1993, and subsequently amended from time to time, in order to attract, retain and motivate employees in key positions and align their interests with those of the Corporation’s shareholders by allowing optionees to participate in the increased value of the Common Shares. See “Description of the Option Plan” below for a description of the Option Plan. The number of options granted under the Option Plan is determined on the basis of the position of each executive officer, the achievement of corporate and individual objectives and the value of the options and the Common Shares at the time of grant as part of the total compensation of an executive officer. When assessing whether options should be granted to an executive officer, the Compensation

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Committee also factors in the number of options held by an executive officer, their vesting periods, expiry dates and exercise prices.

The DSU Plan was adopted on December 10, 2010, and subsequently amended from time to time, in order to attract and retain directors and executive officers and better align the interests of the directors and executive officers with those of the shareholders in the creation of long-term value. See “Description of the Deferred Share Unit Plan” below for a description of the DSU Plan. DSUs can be granted by the Board as part of the compensation of executive officers. Executive officers can also purchase them once a year through the conversion of all or part of their cash bonus into DSUs. No DSUs were issued to the Corporation’s executive officers in the fiscal year ended November 30, 2020.

At the December 2020 Compensation Committee meeting, the Compensation Committee determined that it was in the best interests of the Corporation to grant stock options to its executive officers. The Compensation Committee made that recommendation to the Board which agreed with such recommendation. The Board then reserved for future issuance an aggregate of 635,573 options and an equivalent number of Common Shares. The options were not granted in December 2020 because the Corporation was in a black-out period. However, the number of options to be granted to each executive officer was determined based on the value of an option as at November 30, 2020 using the Black-Scholes model. These options were granted on February 26, 2021 and the number of options granted on that date remained the same as those determined in December 2020 since the assessment for each executive officer had been made on that date. See “Summary Compensation Table” below for a description of the options granted.

Description of the Option Plan

The Option Plan is designed to attract, retain, motivate and reward the services of key personnel. The persons eligible to receive options under the Option Plan are the directors, senior executives and key employees of the Corporation and its subsidiaries, as well as researchers and consultants who work on behalf of the Corporation.

Recent Amendments to the Option Plan

In June 2020, following a recommendation of the Compensation Committee, the Board approved certain amendments to the Option Plan to, aside from modifications of a clerical nature:

(a)

provide that the total number of Common Shares set aside for the exercise of options under the Option Plan to each non-employee director, within any one-year period, cannot exceed a value of CAD 100,000, calculated on the date of grant, and an aggregate value of CAD 150,000 under all security-based compensation arrangements, including the Option Plan;

(b)

replace the definition of market price (the “Market Price”) as follows to take into consideration the listing of the Common Shares on the U.S. NASDAQ (the “NASDAQ”) stock market and the grant of options to U.S. and European employees:

i.	for options granted to Canadian and non-US resident optionees, the closing price of the Common Shares on the TSX on the last trading day immediately preceding the relevant grant date;

ii.	for options granted to U.S. resident optionees, the closing price of the Common Shares on the NASDAQ on the last trading day immediately preceding the relevant grant date;

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iii.

if there is no closing price for the Common Shares on the TSX or NASDAQ, then the market price shall be the closing price of the Common Shares on the stock exchange on which there is a closing price on the last trading day immediately preceding the relevant grant date, applying the exchange rate published by Bloomberg on the last trading day preceding the relevant grant date;

iv.

if there is no closing price on the TSX and NASDAQ on the last trading day immediately preceding the relevant grant date, then the market price shall (i) for Canadian and non-US resident optionees, be the last closing price of the Common Shares on the TSX (or if earlier, the NASDAQ, applying the applicable exchange rate as set forth above) prior to the grant date, and (ii) for US resident optionees, the last closing price of the Common Shares on the NASDAQ (or if earlier, the TSX, applying the applicable exchange rate as set forth above) prior to the grant date; and

v.

if the Common Shares are not publicly traded as of the relevant grant date, the fair market value of one Common Share, as determined by the Board, in its sole discretion, by applying principles of valuation with respect thereto (and with respect to US residents, in accordance with Section 409A of the US Internal Revenue Code).

(c)	remove the Corporation’s ability to make a loan to an optionee to pay, upon exercise of an option, the exercise price of such option;

(d)

provide that if, after June 12, 2020 but prior to the expiry date of his or her, as the case may be, options, the optionee’s employment is terminated, other than for death, the optionee’s unexercised vested options, if any, be exercisable until the earlier of (i) twelve (12) months following the date of termination of employment of the optionee, and (ii) the expiry date of such options;

(e)

provide that if, after June 12, 2020 but prior to the expiry date of his or her, as the case may be, options, a non-employee director ceases to act as a director of the Corporation, other than for death, such non-employee director’s unexercised vested options, if any, be exercisable until the earlier of (i) twelve (12) months following the public disclosure of the quarterly financial statements of the Corporation made after the date such director ceased to act as such, and (ii) the expiry date of such options;

(f)

provide that the Corporation is entitled to require an optionee to remit in cash to the Corporation an amount to satisfy the minimum federal, state and local or foreign taxes or other obligations required by law to be withheld; and

(g)	provide that any amendment to the amending provision of the Option Plan be approved by a majority of the voting shareholders of the Corporation present at a duly called meeting of shareholders.

The amendments also provided that the number of options to be issued under the Option Plan be increased by 1,120,000 and replenished by 2,591,365 Common Shares, bringing the number of Common Shares reserved for issuance under the Option Plan to 7,700,000 (excluding the Common Shares issued prior to June 12, 2020 upon exercise of previously granted options under the Option Plan). These amendments were approved by the shareholders on July 16, 2020.

Characteristics of the Option Plan

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The Board administers the Option Plan, provided that the Board may, from time to time, solicit and/or accept recommendations regarding the Option Plan made by the Compensation Committee. The Board has discretion to designate the optionees and determine the number of Common Shares underlying these options, the vesting period, the exercise price and the expiry date of each option, as well as all other related matters, the whole in compliance with the terms of the Option Plan and applicable legislative provisions established by securities regulatory authorities. The Board is not bound by the recommendations made by the Compensation Committee with respect to the abovementioned matters. Options granted to executive officers generally vest as to 33 1/3% on each year starting twelve (12) months after the date of grant. The Board can modify or terminate the Option Plan subject to compliance with the rules set forth by regulatory authorities. However, certain amendments require the approval of a majority of the voting shareholders of the Corporation, namely:

(a)	any increase in the number of Common Shares that may be issued under the Option Plan;

(b)	the reduction of the exercise price of options or the cancellation and reissue of options to the same individual within a period of six (6) months;

(c)	the extension of the period of time pursuant to which options may be exercised;

(d)	the extension of the Blackout Expiration Term (as defined below);

(e)	any transfer and assignment of options other than in accordance with the Option Plan;

(f)	the removal or increase of limits to the number of options that may be granted to non-employee directors; and

(g)	any amendment to the amending provisions of the Option Plan.

Unless otherwise determined by the Board, the options granted pursuant to the Option Plan may be exercised within a maximum period of ten (10) years following the date of grant, subject to the limitations set forth above under “Recent Amendments to the Option Plan”. The exercise price at which the options may be granted pursuant to the Option Plan cannot be less than the Market Price.

The options granted in accordance with the Option Plan cannot be transferred, assigned or subject to any form of alienation, sale, pledge, hypothec or other encumbrance, except by will or other means in the event of the death of an optionee.

The amendment provisions of the Option Plan provide, among others, that the removal or increase of limits to the number of options that may be granted to non-employee directors cannot be modified without obtaining the approval of a majority of the shareholders of the Corporation present or represented by proxy at a duly called meeting of shareholders.

The Option Plan provides that if the expiry date of an option falls during, or within ten (10) business days after the end of, a period imposed by the Corporation prohibiting the trading of securities of the Corporation, the term of the option is automatically extended to the end of the day on the tenth (10th) business day after the end of such restriction period.

In addition, the Option Plan provides that the number of Common Shares set aside for the exercise of options by one individual may not represent more than 5% of the issued and outstanding Common Shares. Further, the number of Common Shares that may be issued to insiders, at any time, under all security-based compensation arrangements of the Corporation, cannot exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares issued to insiders, within any one-

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year period, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares.

During the fiscal year ended November 30, 2020, 602,800 options were granted under the Option Plan. As at April 9, 2021, there were 3,613,337 issued and outstanding options under the Option Plan which, if all exercised, would result in the issuance of 3,613,337 Common Shares, or 3.82% of all the issued and outstanding Common Shares as at that date. In addition to those 3,613,337 options outstanding under the Option Plan, on April 15, 2020, we issued to our current President and Chief Executive Officer, 487,421 options as an inducement to enter into an employment agreement with the Corporation to act as President and Chief Executive Officer. See “Inducement Options” below. As at April 9, 2021, the aggregate issued and outstanding options amounted to 4,100,758 which, if all exercised, would result in the issuance of 4,100,758 Common Shares, or 4.33% of all the issued and outstanding Common Shares as at that date.

As at April 9, 2021, there were 3,886,663 options remaining available for grants under the Option Plan which, if granted and exercised, would result in the issuance of 3,886,663 Common Shares, or 4.13% of all the issued and outstanding Common Shares as at that date.

The following table sets forth the information regarding the equity compensation plan of the Corporation as at November 30, 2020. As at November 30, 2020, the number of Common Shares issued and outstanding amounted to 77,013,411.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (% of Issued and Outstanding Share Capital)	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan (% of Issued & Outstanding Share Capital)
Equity Compensation Plan Approved by Shareholders	2,728,772 (3.54%)	CAD 3.59	4,971,228 (6.45%)
Equity Compensation Plans Not Approved by Shareholders	–	–	–
Total	2,728,772 (3.54%)	CAD 3.59	4,971,228 (6.45%)

The following table sets forth the information regarding the burn rate of the Option Plan for the fiscal years ended November 30, 2020, 2019 and 2018, respectively. The burn rate reflects the potential dilutive effect of equity grants on the Corporation’s outstanding equity over a certain period of time. The calculation below was made pursuant to Section 613(p) of the TSX Company Manual.

	2020	2019	2018

Burn Rate(1)	0.78%	0.53%	0.33%

(1)	Total options granted under the Option Plan during the applicable fiscal year / weighted average number of Common Shares during this applicable fiscal year.

Description of the Deferred Share Unit Plan

On December 10, 2010, the Board adopted the DSU Plan for the benefit of its directors and executive

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officers (the “Beneficiaries”).

The goal of the DSU Plan is to increase the Corporation’s ability to attract and retain high-quality individuals to act as directors or executive officers and better align the interests of the directors and executive officers with those of the shareholders of the Corporation in the creation of long-term value. The DSU Plan was also adopted to promote equity-based ownership in the Corporation.

Under the terms of the DSU Plan, Beneficiaries who are directors (including the Chair) are entitled to elect to receive all or part of their annual retainer as Board member in DSUs. The election is done on a quarterly basis. Beneficiaries who act as executive officers are entitled to elect to receive all or part of their annual cash bonus, if any, in DSUs.

The value of a DSU (the “DSU Value”), is equal to the average closing price of the Common Shares on the TSX on the date on which a Beneficiary determines that he desires to purchase or redeem DSUs and during the four previous trading days. Beneficiaries who act as directors have to elect to receive DSUs as complete or partial consideration of their annual retainer to act as Board members prior to each calendar quarter. Beneficiaries who act as executive officers are required to elect to purchase DSUs within 48 hours after having been notified of their annual cash bonus, if any.

DSUs may only be redeemed when a Beneficiary ceases to act as a director or an executive officer of the Corporation. On the date a Beneficiary ceases to act as a director or executive officer (the “Redemption Date”), the Beneficiary is entitled to send a notice to the Corporation (the “Redemption Notice”) specifying the date on which the DSUs will be redeemed (the “Payment Date”). The Payment Date must be no earlier than five (5) business days after the date on which the Corporation receives the Redemption Notice and no later than November 30 of the year following the Redemption Date. If a Beneficiary does not send a Redemption Notice prior to November 15 in the year following the Redemption Date, the DSU Plan provides that a Beneficiary will be deemed to have sent, and the Corporation received, a Redemption Notice on November 15 of that year. On the Payment Date, the Corporation must provide a Beneficiary with an amount in cash equal to the DSU Value as at the Payment Date. No Common Share is issued under the DSU Plan.

Beneficiaries may not sell, transfer or otherwise assign their DSUs or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

The Board administers the DSU Plan and the DSU Plan provides that the Board may delegate all or part of its obligations to the Compensation Committee or to any other committee of the Board.

To protect against fluctuations in DSU Value, the Corporation enters into cash settled forward contracts with an independent third party such that, upon a Payment Date, the Corporation is not exposed to the appreciation of the price of its Common Shares. The execution of such contracts requires the signature of two of the following executive officers: the President and Chief Executive Officer, the Vice President, Finance, and the Vice President, Legal Affairs, and Corporate Secretary.

Description of the Stock Appreciation Rights Plan

On October 4, 2018, the Board adopted a stock appreciation rights plan (the “SAR Plan”) for the benefit of its consultants (the “Eligible Participants”) and those of its subsidiaries.

The goal of the SAR Plan is to increase the interest in the Corporation’s welfare of those consultants who share a responsibility for the growth of the business of the Corporation and its subsidiaries, to incentivize such consultants to continue their services with the Corporation, to reward those consultants for the performance of their services and to attract and retain highly qualified persons to provide services to the Corporation as consultants.

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The Board administers the SAR Plan and has the authority to delegate the administration of the SAR Plan to a committee or a plan administrator. On October 4, 2018, the Board delegated the administration of the SAR Plan to the President and Chief Executive Officer of the Corporation. As a delegate, the President and Chief Executive Officer has the discretion to designate the Eligible Participants and to determine the number of SARs to be granted (after consulting the Chair of the Board), the vesting period and the expiry date of each SAR. The President and Chief Executive Officer also has the authority to interpret and take such other actions as he deems advisable in order to administer the terms of the SAR Plan.

Under the terms of the SAR Plan, Eligible Participants are being granted stock appreciation rights (“SAR”) entitling them to receive cash equal to the difference between the SAR price and the market value of the Corporation’s Common Shares when the SARs are redeemed. The SAR Plan is non-dilutive. The SAR price is equal to the closing price of the Common Shares on the TSX on the last trading day preceding the date of grant. SARs may not be granted for a period longer than ten (10) years and SARs are not assignable or transferable, except by will or by the laws of succession.

Termination of the services of an Eligible Participant for cause voids all SARs granted to an Eligible Participant. If an Eligible Participant ceases to provide services to the Corporation or its subsidiaries for reasons other than for death or for cause, all unvested SARs, if any, shall become void and all vested SARs may be exercised within a period of one hundred eighty (180) days following the date of termination, unless they expire prior to such 180-day period. In the case of death of an Eligible Participant, all vested SARs may be exercised by the liquidator, executor or administrator of the estate of the Eligible Participant within twelve (12) months from the death of the Eligible Participant, unless they expire prior to such 12-month period. All unvested SARs on the date of an Eligible Participant’s death become void.

The SAR Plan contains other usual provisions regarding its amendments and compliance with foreign regulations when Eligible Participants are non-Canadian.

During the fiscal year ended November 30, 2020, no SAR was granted to Eligible Participants. As of the date of this Circular, 40,000 SARs are issued and outstanding.

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Inducement Options

In addition to the long-tern incentive program described above, the Board may, from time to time, in compliance with the rules of the TSX and the U.S. NASDAQ stock market, grant options to induce an individual to enter into an employment agreement with the Corporation.

The Board issued 487,421 options to Paul Lévesque, the current President and Chief Executive Officer of the Corporation, on April 15, 2020, as an inducement to accept such position with the Corporation. The employment agreement entered into between the Corporation and Paul Lévesque provided for the issuance of stock options on the date he would begin his position as President and Chief Executive Officer. Mr. Lévesque began his position on April 6, 2020 (the “Commencement Date”) but his options were only issued on April 15, 2020 because the Corporation was in a blackout-period. Under Mr. Lévesque’s employment agreement, the number of options to be issued was to be equal to Mr. Lévesque’ annual base salary divided by the value of a Corporation’s option on the Commencement Date using the Black-Scholes model. These 487,421 options vest equally over a three-year period beginning on April 15, 2021, have an exercise price of CAD 2.87 and have a ten-year term. For a description of Mr. Lévesque’s employment agreement, see “Termination and Change of Control Provisions” below.

2.        Named Executive Officers

The named executive officers (the “Named Executive Officers”) of the Corporation for the fiscal year ended November 30, 2020 were:

∎	Luc Tanguay, President and Chief Executive Officer (until April 5, 2020);
∎	Paul Lévesque, President and Chief Executive Officer (from April 6, 2020);
∎	Philippe Dubuc, Senior Vice President and Chief Financial Officer;
∎	Conor Walshe, General Manager, Theratechnologies Europe Limited;
∎	Christian Marsolais, Senior Vice President and Chief Medical Officer; and
∎	Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary.

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3.        Summary Compensation Table

The table below details the compensation paid to the Named Executive Officers listed above, for the fiscal years ended November 30, 2020, 2019 and 2018, when applicable. Except as described in the notes below, these amounts were paid or calculated in Canadian dollars and were converted into U.S. dollars using the average exchange rate for the fiscal year ended November 30, 2020 ($1.00 = CAD 1.3441), for the fiscal year ended November 30, 2019 ($1.00 = CAD 1.3292), and for the fiscal year ended November 30, 2018 ($1.00 = CAD 1.2906).

Non-equity incentive plan compensation ($)

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option-based awards(1)(2)(3) ($)	Annual Incentive plans	Long-term Incentive plans	Pension value(4) ($)	All other compensation(5) ($)	Total compensation ($)

Luc Tanguay(6) President and Chief Executive Officer	2020 2019 2018	139,201(7) 394,982 394,359	-- -- --	-- -- 294,442(9)	153,120 158,294 196,811	-- -- --	20,327 19,937 20,324	913,532(8) -- --	1,226,180 573,214 905,936

Paul Lévesque(10) President and Chief Executive Officer	2020	378,546(11)		1,349,096(12)	281,900	--	20,223	--	2,029,765

Philippe Dubuc Senior Vice President and Chief Financial Officer	2020 2019 2018	252,807 248,275 245,016	-- -- --	113,327(13) 124,137(14) 116,227(15)	65,730 75,235 90,657	-- --	10,129 9,969 10,162	-- -- --	441,994 457,615 462,062

Conor Walshe(16) General Manager, Theratechnologies Europe Limited	2020 2019	278,644(17) 195,932(21)	-- --	98,007(18) 235,035(22)	91,862(19) 80,294(23)	-- --	27,864(20) 19,593(24)	--	496,378 530,854

Christian Marsolais Senior Vice President and Chief Medical Officer	2020 2019 2018	246,459 236,989 237,237	-- -- --	147,309(25) 372,412(26) 116,227(27)	110,817 94,796 87,558	-- --	6,234 9,969 10,162	-- --	510,818 714,166 451,184

Jocelyn Lafond Vice President, Legal Affairs, and Corporate Secretary	2020 2019 2018	218,378 214,419 213,903	-- -- --	97,893(28) 69,216(29) 61,988(30)	62,966 45,968 58,888	--	10,129 9,969 9,380	--	389,367 339,572 344,159

(1)

Fiscal Year 2020: A total of 538,325 options were reserved for future issuance to the Named Executive Officers at the Board meeting held in December 2020. The 538,325 options reserved for future issuance were granted on February 26, 2021 as part of the long-term incentive program after taking into consideration the work performed during the fiscal year ended November 30, 2020. The value of the options set forth in this column represents the aggregate value of the options reserved for issuance in December 2020. The value of the options reserved for issuance in December 2020 was determined based on the Black-Scholes model as at November 30, 2020 as described below. In December 2020, both the Compensation Committee and the Board relied on such value to determine the number of options to reserve for future issuance to the Named Executive Officers.

The value of the option-based awards as at November 30, 2020 was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	1.889%
(ii)	Expected volatility:	79.90%
(iii)	Average option life in years:	10
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 4.06
(vi)	Option exercise price:	CAD 4.06
(vii)	Grant date fair value:	CAD 3.30

The 538,325 options were not granted in December 2020 because the Corporation was in a blackout period. These options were granted on February 26, 2021 and their value, as at that date, using the Black-Scholes model, was determined using the following assumptions:

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(i)	Risk-free interest rate:	1.22%
(ii)	Expected volatility:	77%
(iii)	Average option life in years:	8.5
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 8.76
(vi)	Option exercise price:	CAD 3.22
(vii)	Grant date fair value:	CAD 3.22

(2)

Fiscal Year 2019: A total of 83,000 options were granted to two of the Named Executive Officers of the Corporation on May 17, 2019 and a total of 190,000 options were reserved for future issuance to the Named Executive Officers at the Board meeting held in December 2019. The 190,000 options reserved for future issuance were granted on February 26, 2020 as part of the long-term incentive program for work performed during the fiscal year ended November 30, 2019. The value of the options set forth in this column represents the aggregate value of the options granted in May 2019 and reserved for issuance in December 2019. The value of the options reserved for issuance in December 2019 was determined based on the Black-Scholes model as at November 30, 2019 as described below. In December 2019, both the Compensation Committee and the Board relied on such value to determine the number of options to reserve for future issuance to the Named Executive Officers. The value set forth in this column excludes the value of the options granted on February 26, 2019 since the value of those options was presented in the Corporation’s management proxy circular dated April 12, 2019.

The value of the option-based awards as at May 17, 2019 was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	1.688%
(ii)	Expected volatility:	55.40%
(iii)	Average option life in years:	8
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 6.13
(vi)	Option exercise price:	CAD 6.13
(vii)	Grant date fair value:	CAD 3.65

The value of the option-based awards as at November 30, 2019 was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	1.889%
(ii)	Expected volatility:	79.90%
(iii)	Average option life in years:	10
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 4.06
(vi)	Option exercise price:	CAD 4.06
(vii)	Grant date fair value:	CAD 3.30

The 190,000 options were not granted in December 2019 because the Corporation was in a blackout period. These options were granted on February 26, 2020 and their value, as at that date, using the Black-Scholes model, was determined using the following assumptions:

(i)	Risk-free interest rate:	1.22%
(ii)	Expected volatility:	77%
(iii)	Average option life in years:	8.5
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 8.76
(vi)	Option exercise price:	CAD 3.22
(vii)	Grant date fair value:	CAD 3.22

(3)

Fiscal Year 2018: A total of 209,122 options were granted to the then Named Executive Officers of the Corporation effective February 26, 2019. The value expressed in the table represents the value determined on November 30, 2018, prior to the December 2018 meetings of both the Compensation Committee and the Board at which meetings both the Compensation Committee and the Board agreed to rely on such value for the grant of stock options to the Named Executive Officers as part of the long-term incentive program for work performed during the fiscal year ended November 30, 2018.

The value of the option-based awards as at November 30, 2018 was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	2.661%
(ii)	Expected volatility:	52%
(iii)	Average option life in years:	7
(iv)	Expected dividends:	--

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(v)	Grant date share price:	CAD 8.20
(vi)	Option exercise price:	CAD 8.18
(vii)	Grant date fair value:	CAD 4.50

However, these options were not granted in December 2018 because the Corporation was in a blackout period. These options were granted on February 26, 2019 and their value, as at that date, using the Black-Scholes model, was determined using the following assumptions:

(i)	Risk-free interest rate:	2.275%
(ii)	Expected volatility:	58%
(iii)	Average option life in years:	8
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 8.76
(vi)	Option exercise price:	CAD 8.76
(vii)	Grant date fair value:	CAD 5.47

(4)

Pension value consists of the amount of the contribution made by the Corporation to a Named Executive Officer’s registered retirement savings plan. The Corporation has a group-RRSP for all of its employees under which the Corporation matches every dollar invested by an employee in such group-RRSP but up to three percent (3%) of the annual base salary of each employee, except with respect to (i) Executive Officers where the Corporation’s contribution is not subject to such three percent (3%) limit and (ii) Mr. Luc Tanguay. Under the terms of Mr. Tanguay’s employment agreement, the Corporation agreed to contribute on an annual basis to Mr. Tanguay’s RRSP to the fullest amount permissible under Canadian laws. Mr. Walshe’s employment agreement provides that Theratechnologies Europe Limited will make a contribution equal to 10% of Mr. Walshe’s monthly salary in his personal retirement savings account if he makes a monthly contribution equivalent to 5% of his monthly salary in such account.

(5)

All other compensation includes perquisites and other form of compensation (such as retention or signing bonuses) not described in the other columns. Perquisites for each Named Executive Officer have not been included since they do not meet the prescribed threshold of the lesser of CAD 50,000 and 10% of each of the respective Named Executive Officer’s salary in the last fiscal year.

(6)	Mr. Luc Tanguay was President and Chief Executive Officer of the Corporation until April 5, 2020.

(7)	Mr. Luc Tanguay’s annual base salary for the fiscal year ended November 30, 2020 was set at CAD 538,700.

(8)

Mr. Luc Tanguay’s retirement package provided for the payment of : (i) CAD 1,000,000; (ii) an amount equal to his annual base salary up to September 2, 2020 since he remained available to the Corporation to assist with the transition of the new president and chief executive officer; and (iii) an amount equal to 50% of his bonus based on his earned annual base salary up to September 2, 2020. These amounts were paid in Canadian dollars and were converted into U.S. dollars using the average exchange rate for the period beginning on December 1, 2019 and ending on April 5, 2020 ($1.00 = CAD 1.3396).

(9)	Represents 84,500 options reserved for issuance in December 2018 and granted on February 26, 2019.

(10)	Mr. Paul Lévesque became President and Chief Executive Officer of the Corporation on April 6, 2020.

(11)

Mr. Paul Lévesque’s annual base salary for the fiscal year ended November 30, 2020 was set at CAD 775,000. This amount was prorated to reflect Mr. Paul Lévesque’s period of employment between April 6, 2020 and November 30, 2020. The amount of CAD 509,712 was paid in Canadian dollars and converted into U.S. dollars using the average exchange rate for that period where $1.00 = CAD 1.3465.

(12)

Represents the value of the 487,421 options granted on April 15, 2020 as inducement to enter into his employment agreement and the value of the 243,307 options reserved for issuance in December 2020 and granted on February 26, 2021. See note (1) above for the value of the 243,307 options. The value of the 487,421 options granted on April 15, 2020 was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	0.64%
(ii)	Expected volatility:	79.40%
(iii)	Average option life in years:	8.5
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 2.87
(vi)	Option exercise price:	CAD 2.87
(vii)	Grant date fair value:	CAD 2.18

The value of those options was converted into U.S. dollars using the exchange rate on April 15, 2020 where $1.00 = CAD 1.4115.

Represents the value of the 243,307 options reserved for issuance in December 2020 and granted on February 26, 2021. The value of those options was converted into U.S. dollars using the average exchange rate between April 6, 2020 and November 30, 2020 where $1.00 = CAD 1.3465.

(13)	Represents 73,233 options reserved for issuance in December 2020 and granted on February 26, 2021.

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(14)	Represents 50,000 options reserved for issuance in December 2019 and granted on February 26, 2020.

(15)	Represents 33,300 options reserved for issuance in December 2018 and granted on February 26, 2019.

(16)	Conor Walshe joined Theratechnologies Europe Limited as General Manager on March 19, 2019.

(17)

Conor Walshe’s annual base salary was set at 246,000 Euros, or $278,642. His annual base salary was converted into U.S. dollars based on the average exchange rate during the fiscal year ended November 30, 2020 where €1 = $1.1327.

(18)	Represents 63,333 options reserved for issuance in December 2020 and granted on February 26, 2021.

(19)	His bonus amounted to 81,100 Euros. His bonus was converted into U.S. dollars based on the average exchange rate during the fiscal year ended November 30, 2020 where €1 = $1.1327.

(20)	The value of the contribution was 24,600 Euros. This value was converted into U.S. dollars based on the average exchange rate during the fiscal year ended November 30, 2020 where €1 = $1.1327.

(21)

His annual base salary was set at 240,000 Euros. The amount was prorated and represents his annual base salary earned between March 19, 2019 and November 30, 2019. The amount of 175,692 Euros was converted into U.S. dollars using the average exchange rate for the period between March 19, 2019 and November 30, 2019 where €1 = $1.1152.

(22)

Represents 50,000 options granted on May 17, 2019 as part of Mr. Walshe’s employment agreement and 40,000 options reserved for issuance in December 2019 and granted on February 26, 2020. See note (2) above for the value of the 50,000 options granted on May 17, 2019 and the value of the 40,000 options reserved for issuance in December 2019 and granted on February 26, 2020.

The value of the 50,000 options was converted into U.S. dollars using the exchange rate on May 17, 2019 where $1.00 = CAD 1.3458.

The value of the 40,000 options reserved for issuance in December 2019 and granted on February 26, 2020 was converted into U.S. dollars using the average exchange rate between March 19, 2019 and November 30, 2019 where $1.00 = CAD 1.3276.

(23)	His bonus amounted to 72,000 Euros. His bonus was converted into U.S. dollars using the average exchange rate between March 19, 2019 and November 30, 2019 where €1 = $1.1152.

(24)	The value of the contribution was 17,569 Euros. The value was converted into U.S. dollars using the average exchange rate between March 19, 2019 and November 30, 2019 where €1 = $1.1152.

(25)	Represents 95,192 options reserved for issuance in December 2020 and granted on February 26, 2021.

(26)	Represents 150,000 options reserved for issuance in December 2019 and granted on February 26, 2020.

(27)	Represents 33,300 options reserved for issuance in December 2018 and granted on February 26, 2019.

(28)	Represents 63,260 options reserved for issuance in December 2020 and granted on February 26, 2021.

(29)	Represents 27,900 options reserved for issuance in December 2019 and granted on February 26, 2020.

(30)	Represents 17,800 options reserved for issuance in December 2018 and granted on February 26, 2019.

4.             Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

During the fiscal year ended November 30, 2020, no DSUs were issued to the Named Executive Officers and 755,321 options to purchase Common Shares were granted to the Named Executive Officers. The table below details the outstanding option-based awards and share-based awards as at November 30, 2020 for each of the Named Executive Officers. These amounts were calculated in CAD and were converted into U.S. dollars using the exchange rate as at November 30, 2020 where $1.00 = CAD 1.3001.

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Name	Option-Based Awards					Share-Based Awards(1)
	Number of securities underlying unexercised options (#)		Option exercise price (CAD)	Option expiration date	Value of unexercised in-the- money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(3) ($)
Luc Tanguay(4) President and Chief Executive Officer	200,000 300,000 165,000 110,000 74,948 84,500		0.38 1.11 2.01 5.96 9.56 8.76	2021.10.05 2021.10.05 2021.10.05 2021.10.05 2021.10.05 2021.10.05	403,046 436,120 125,644 -- -- --	--	--	63,623	(5)
Paul Lévesque(6) President and Chief Executive Officer	487,421	(7)	2.87	2030.04.15	--	--	--	--
Philippe Dubuc Senior Vice President and Chief Financial Officer	175,000 40,000 28,986 33,300 50,000	(8) (9) (10)	2.01 5.96 9.56 8.76 3.22	2026.04.04 2027.04.07 2028.04.06 2029.02.26 2030.02.26	133,259 -- -- -- --	--	--	--
Conor Walshe General Manager, Theratechnologies Europe Limited	50,000 40,000	(11) (12)	6.13 3.22	2029.05.17 2030.02.26	-- --	-- --	-- --	-- --
Christian Marsolais Senior Vice President and Chief Medical Officer	125,000 50,000 40,000 28,986 33,300 50,000 100,000	(14) (15) (16) (17)	0.38 2.01 5.96 9.56 8.76 3.22 3.22	2022.12.20 2026.04.04 2027.04.07 2028.04.06 2029.02.26 2030.02.26 2030.02.26	251,904 38,074 -- -- --	--	--	14,565	(13)
Jocelyn Lafond Vice President, Legal Affairs, and Corporate Secretary	125,000 30,000 15,000 14,493 17,800 27,900	(19) (20) (21)	0.38 2.01 5.96 9.56 8.76 3.22	2022.12.20 2026.04.04 2027.04.07 2028.04.06 2029.02.26 2030.02.26	251,904 22,844 -- -- -- --	--	--	11,538	(18)

(1)	Share-based awards are comprised of DSUs issued under the DSU Plan.

(2)

The value of unexercised in-the-money options is determined by multiplying the difference between the exercise price of the options and the closing price of the Common Shares on the TSX on November 30, 2020 (CAD 3.00) by the number of options held and vested as at November 30, 2020.

(3)

The market or payout value of share-based awards that have vested as at November 30, 2020 is determined by multiplying the closing price of the Common Shares on the TSX on November 30, 2020 (CAD 3.00) by the number of share-based awards held as at November 30, 2020. DSUs may only be redeemed when a Beneficiary leaves his/her position with the Corporation.

(4)

Mr. Luc Tanguay was President and Chief Executive Officer of the Corporation until April 5, 2020. Pursuant to the terms of his retirement package, the Board agreed to accelerate the vesting of all unvested options as at April 5, 2020 and extended the exercise period of all his options until the earlier of (i) the date of expiry of each option; and (ii) October 5, 2021.

(5)	Represents 27,572 DSUs granted on December 15, 2010.

(6)	Mr. Paul Lévesque became President and Chief Executive Officer of the Corporation on April 6, 2020.

(7)	These options will vest as to 162,473 on April 15, 2021, 162,474 on April 15, 2022 and 162,474 on April 15, 2023. Therefore, as at November 30, 2020, none of these options could be exercised.

(8)

9,662 options vested on April 6, 2019 and an additional 9,662 options vested on April 6, 2020. 9,662 options will vest on April 6, 2021. Therefore, as at November 30, 2020, 9,662 options could not be exercised.

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(9)

11,100 options vested on February 26, 2020. 11,100 options will vest on February 26, 2021 and on February 26, 2022, respectively. Therefore, as at November 30, 2020, 22,200 options could not be exercised.

(10)	These options will vest as to 16,666 on February 26, 2021, 16,667 on February 26, 2022 and 16,667 on February 26, 2023. Therefore, as at November 30, 2020, none of these options could be exercised.

(11)	16,666 options vested on May 17, 2020. 16,667 options will vest on May 17, 2021 and on May 17, 2022, respectively. Therefore, as at November 30, 2020, 33,334 options could not be exercised.

(12)	These options will vest as to 13,333 on February 26, 2021, 13,333 on February 26, 2022 and 13,333 on February 26, 2023. Therefore, as at November 30, 2020, none of these options could be exercised.

(13)	Represents 6,312 DSUs granted on December 15, 2010.

(14)

9,662 options vested on April 6, 2019 and an additional 9,662 options vested on April 6, 2020. 9,662 options will vest on April 6, 2021. Therefore, as at November 30, 2020, 9,662 options could not be exercised.

(15)

11,100 options vested on February 26, 2020. 11,100 options will vest on February 26, 2021 and on February 26, 2022, respectively. Therefore, as at November 30, 2020, 22,200 options could not be exercised.

(16)	These options will vest as to 16,666 on February 26, 2021, 16,667 on February 26, 2022 and 16,667 on February 26, 2023. Therefore, as at November 30, 2020, none of these options could be exercised.

(17)

These options will become fully vested on February 26, 2023 subject to the U.S. Food and Drug Administration approving the protocol for the Phase 3 clinical trial using tesamorelin for the treatment of non-alcoholic steato hepatitis in the general population before December 31, 2021. Therefore, as at November 30, 2020, none of these options could be exercised.

(18)	Represents 5,000 DSUs granted on December 15, 2010.

(19)

4,831 options vested on April 6, 2019 and on April 6, 2020, respectively. An additional 4,831 options will vest on April 6, 2021. Therefore, as at November 30, 2020, 4,831 options could not be exercised.

(20)

5,933 options vested on February 26, 2020. 5,933 options will vest on February 26, 2021 and 5,934 options will vest on February 26, 2022. Therefore, as at November 30, 2020, 11,867 options could not be exercised.

(21)	These options will vest as to 9,300 on February 26, 2021, 9,300 on February 26, 2022 and 9,300 on February 26, 2023. Therefore, as at November 30, 2020, none of these options could be exercised.

Incentive	Plan Awards – Value vested or earned during the year

The table below shows the value vested or earned during the fiscal year ended November 30, 2020 under each incentive plan for each of the Named Executive Officers.

Name	Option-based awards- Value vested during the year (1) ($)	Share-based awards- Value vested during the year ($)	Non-equity incentive plan compensation- Value earned during the year (2) ($)
Luc Tanguay President and Chief Executive Officer	643,476(3)	47,090(4)	153,120(5)
Paul Lévesque President and Chief Executive Officer	Nil	Nil	281,900(6)
Philippe Dubuc Senior Vice President and Chief Financial Officer	Nil	Nil	65,730
Conor Walshe General Manager Theratechnologies Europe Limited	Nil	Nil	91,862(7)
Christian Marsolais Senior Vice President and Chief Medical Officer	Nil	Nil	110,817

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Name	Option-based awards- Value vested during the year (1) ($)	Share-based awards- Value vested during the year ($)	Non-equity incentive plan compensation- Value earned during the year (2) ($)
Jocelyn Lafond Vice President, Legal Affairs, and Corporate Secretary	Nil	Nil	62,966

(1)

The value is determined by assuming that the options that vested during the financial year would have been exercised on their vesting date if they were in-the-money on that date. The value corresponds to the difference between the closing price of the Common Shares on the TSX on the vesting date and the exercise price of the options on that date.

(2)

Except as detailed in the notes below, the value was calculated in Canadian dollars and converted into U.S. dollars using the average exchange rate for the fiscal year ended November 30, 2020 where $1.00 = CAD 1.3441.

(3)

All of Mr. Tanguay’s options became fully vested on April 6, 2020 pursuant to the terms of his retirement package. The closing price of the Common Shares on the TSX on that date was CAD 2.41. An aggregate of 665,000 options were in-the-money on April 6, 2020: (i) 200,000 options with an exercise price of CAD 0.38; (ii) 300,000 options with an exercise price of CAD 1.11; and (iii) 165,000 options with an exercise price of CAD 2.01. These amounts were calculated in Canadian dollars and converted into U.S. dollars using the average exchange rate between December 1, 2019 and April 5, 2020 where $1.00 = CAD 1,3396.

(4)

Mr. Tanguay was President and Chief Executive Officer of the Corporation until April 5, 2020. As at April 6, 2020, Mr. Tanguay was entitled to redeem his 27,572 DSUs. On that date, the closing price of the Common Shares on the TSX was CAD 2.41. This amount was calculated in Canadian dollars and converted into U.S. dollars as at April 6, 2020 where $1.00 = CAD 1.4111.

(5)	This amount was paid in Canadian dollars and converted into U.S. dollars using the average exchange rate between December 1, 2019 and April 5, 2020 where $1.00 = CAD 1.3396.

(6)	This amount was paid in Canadian dollars and converted into U.S. dollars using the average exchange rate between April 6, 2020 and November 30, 2020 where $1.00 = CAD 1.3465.

(7)	This amount was paid in Euros and was converted into U.S. dollars based on the average exchange rate during the fiscal year ended November 30, 2020 where €1 = $1.1327.

5.          Termination and Change of Control Provisions

Below is a summary of the employment agreements of each of the Named Executive Officers together with a table detailing the value of the severance payment that would be payable by the Corporation to each of them pursuant to his employment agreement if one of the events described in the table had occurred on November 30, 2020. Mr. Luc Tanguay’s employment agreement is not described since he retired from the Corporation on April 5, 2020.

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Luc Tanguay

President and Chief Executive Officer (until April 5, 2020)

Mr. Tanguay retired from his position of President and Chief Executive Officer on April 5, 2020. As part of his retirement package, Mr. Tanguay was paid: (i) CAD 1,000,000; (ii) his annual base salary from December 1, 2019 until September 2, 2020 (CAD 410,241); (iii) 50% of his targeted annual bonus based on his earned salary from December 1, 2019 until September 2, 2020 (CAD 205,120); and (iv) the value of all of the Corporation’s benefits to which he was entitled until September 2, 2020 (CAD 27,230). The Board also agreed to accelerate the vesting of all of his unvested options and allowed Mr. Tanguay to exercise his options until October 5, 2021.

Paul Lévesque

President and Chief Executive Officer (since April 6, 2020)

The Corporation entered into an employment agreement for an indeterminate term with Mr. Paul Lévesque on March 1, 2020. Mr. Lévesque’s employment agreement provides for the payment of an annual base salary of CAD 775,000, subject to review on an annual basis by the Board, and the payment of an annual bonus of 75% of his annual base salary conditional upon his attainment of annual objectives set by the Board. The employment agreement also provided that he would be entitled to receive a number of options on the Commencement Date. On April 15, 2020, he was granted 487,421 options. See “Inducement Options” above. In addition, Mr. Lévesque’s employment agreement provides that he is entitled to participate in any incentive program developed by the Board or any committee thereof and, as such, to receive up to 100% of the value of his annual base salary in the form of options. Mr. Lévesque agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. The Corporation agreed to provide limited financial assistance to Mr. Lévesque with respect to tax advice, the close-out of his lease in New York and his relocation to Montreal. The Corporation also agreed to fund Mr. Lévesque’s Canadian registered retirement savings plan up to the full amount prescribed under applicable laws. Mr. Lévesque can terminate his employment agreement at any time upon four (4) weeks prior written notice to the Corporation. The Corporation can terminate Mr. Lévesque’s employment agreement with cause. The termination of Mr. Lévesque’s employment agreement by the Corporation without just and sufficient cause will entitle Mr. Lévesque to receive an amount equal to eighteen (18) months of his then annual base salary plus an amount equal to 150% of his annual bonus target, calculated at a rate of 75% of his then annual base salary. In the event of a “Change of Control” of the Corporation resulting in the termination of Mr. Lévesque’s employment without just and sufficient cause occurring within twenty-four (24) months of such “Change of Control”, Mr. Lévesque will be entitled to receive (i) 200% of his annual base salary, (ii) 200% of his annual bonus target calculated at a rate of 75% of his then annual base salary, and (iii) the cash value of his benefits calculated over a twenty-four-month period preceding his termination following such “Change of Control”. All of his unvested options will also become vested. In the event of the termination of the employment agreement by Mr. Lévesque, at his sole discretion, within a twelve-month period following the occurrence of a “Change of Control” of the Corporation, Mr. Lévesque will be entitled to receive (i) 100% of his annual base salary, (ii) 100% of his annual bonus target calculated on his then annual base salary, and (iii) the cash value of his benefits calculated over a twelve-month period preceding his termination following such “Change of Control”. All of his unvested options will also become vested. In Mr. Lévesque’s employment agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of takeover, merger, amalgamation, arrangement or other similar transactions, of (i) more than forty percent (40%) of the Common Shares of the Corporation or (ii) more than forty percent (40%) of the economic value of the Corporation.

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Events	Severance (CAD)	Value of Stock Options(1) (CAD)	Value of share- based awards (2) (CAD)
Retirement (3)	Nil	Nil	Nil

Termination of Employment without Just Cause (4)	1,333,907	Nil	Nil

Termination of Employment in the event of a Change of Control(4)	1,833,002	63,364	Nil

Voluntary Resignation in the event of a Change of Control(4)	916,501	63,364	Nil

Voluntary Resignation (3)	Nil	Nil	Nil

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options (except in the case of a termination resulting from a Change of Control where all of his options become vested) would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2020 (CAD 3.00) and the exercise price of each vested option as at that date. None of the options held by Mr. Lévesque were vested as at November 30, 2020.

(2)	Mr. Lévesque does not hold any share-based awards.

(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. None of the options held by Mr. Lévesque were vested as at November 30, 2020.

(4)

In the event of a Change of Control, all of Mr. Lévesque’s options become vested. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2020 (CAD 3.00) and the exercise price of each vested option as at that date (CAD 2.87).

Philippe Dubuc

Senior Vice President and Chief Financial Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Philippe Dubuc on February 24, 2016. In addition to his base salary, Mr. Dubuc was entitled to receive 125,000 stock options of the Corporation vesting as to 41,666 on the first and second anniversary date of the date of grant with the remaining 41,668 vesting on the third anniversary date of the date of grant. These options were granted on April 4, 2016. Mr. Dubuc is eligible to participate in the Corporation’s benefits program and is eligible to receive an annual bonus of up to 40% of his annual base salary based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Dubuc is also entitled to receive options under the Option Plan and is eligible to participate in any incentive program developed by the Board or any committee thereof. Under the terms of his agreement, Mr. Dubuc agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Dubuc’s employment without just and sufficient cause or further to an internal reorganization, he will receive an amount equal to twelve (12) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). In the event of a “Change of Control” resulting in the termination of Mr. Dubuc’s employment without just and sufficient cause within twelve (12) months of such “Change of Control”, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to Mr. Dubuc under applicable civil law and (ii) twelve (12) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Dubuc’s agreement, a “Change of Control is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of takeover bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Dubuc’s agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

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Events	Severance (CAD)	Value of Stock Options(1) (CAD)	Value of share- based awards (2) (CAD)
Retirement (3)	Nil	173,250	Nil

Termination of Employment without Just Cause (3)	338,500	173,250	Nil

Termination of Employment in the event of a Change of Control(4)	573,900	173,250	Nil

Voluntary Resignation in the event of a Change of Control(3)	Nil	173,250	Nil

Voluntary Resignation (3)	Nil	173,250	Nil

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2020 (CAD 3.00) and the respective exercise price of each vested option as at November 30, 2020.

(2)	Mr. Dubuc does not hold any share-based awards.

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date.

(4)

Assumes that Mr. Dubuc receives twelve (12) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary. In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on the TSX on November 30, 2020 (CAD 3.00) would be exercised.

Conor Walshe

General Manager, Theratechnologies Europe Limited

The Corporation, through its wholly-owned Irish-based subsidiary, Theratechnologies Europe Limited (“Thera Europe”), entered into an employment agreement with Mr. Conor Walshe on February 6, 2019 for an indeterminate term. Under the terms of the agreement, Mr. Walshe acts as General Manager of Thera Europe. Mr. Walshe’s first working day with Thera Europe was on March 19, 2019. His annual base salary was set at €240,000. In addition to his annual base salary, Mr. Walshe’s employment agreement provided for his entitlement to receive 50,000 options under the Option Plan. These options were granted on May 17, 2019 and vest as to 33.3% on the first, second and third anniversary date of the date of grant. The exercise price per option was set at $6.13 and they have a ten-year term. Mr. Walshe is eligible to participate in Thera Europe’s benefit programs and is eligible to receive an annual bonus equal to 40 % of his annual base salary based on attainment of objectives set annually by the Chair of the Board of Thera Europe. Under the terms of his agreement, Mr. Walshe agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favor of Thera Europe. Both Thera Europe and Mr. Walshe are entitled to terminate the employment agreement without cause upon ninety (90) days prior written notice to the other. The Corporation is entitled to terminate the employment agreement immediately for the causes set forth in the employment agreement. In the event there occurs an “Acquisition of Control” of the Corporation, the acquisition by a third party of more than 50% of the voting rights of Thera Europe or the sale of all or substantially all of the assets of the Corporation or of Thera Europe (collectively, a “Liquidity Event”) and Mr. Walshe’s employment with Thera Europe is terminated within twelve (12) months following the occurrence of a Liquidity Event, Mr. Walshe will be entitled to receive twelve (12) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Walshe’s agreement, an “Acquisition of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, of at least 40% of the outstanding voting securities of the Corporation. Mr. Walshe shall have no claim against Thera Europe if his employment is terminated by reason of the liquidation of Thera Europe for the purposes of amalgamation or reconstruction to the extent he is offered employment with any entity resulting from such amalgamation or reconstruction on terms and conditions which, taken as a whole, are not substantially less favorable than the terms and conditions of his employment agreement.

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Events	Severance (CAD)	Value of Stock Options(1) (CAD)	Value of share- based awards (2) (CAD)
Retirement	Nil	Nil	Nil

Termination of Employment without Just Cause (3)	93,609	Nil	Nil

Termination of Employment in the event of a Liquidity Event(4)	524,212	Nil	Nil

Voluntary Resignation in the event of a Liquidity Event(4)	Nil	Nil	Nil

Voluntary Resignation	Nil	Nil	Nil

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2020 on the TSX (CAD 3.00) and the respective exercise price of each vested option as at November 30, 2020. As at November 30, 2020, the options held by Mr. Walshe had an exercise price which was higher than the closing price of the Common Shares on the TSX on November 30, 2020.

(2)	Mr. Walshe does not hold any share-based awards.

(3)

Under his employment agreement, Mr. Walshe is entitled to receive a ninety (90) day prior notice for termination of his employment agreement without cause. The amount set forth under “Severance” represents three (3) months of his annual base salary €61,500 converted into Canadian dollars using the average exchange rate for the fiscal year ended November 30, 2020 where €1 = CAD 1.5221. Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date.

(4)

The amount set forth under “Severance” represents twelve (12) months of his annual base salary (€246,000) and 100% of his targeted bonus over his twelve (12) month annual base salary (€98,400) converted into Canadian dollars using the average exchange rate for the fiscal year ended November 30, 2020 where €1= CAD 1.5221. In computing the value of the options in the event of a Liquidity Event, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2020 on the TSX (CAD 3.00) would be exercised. The options held by Mr. Walshe had an exercise price which was higher than the closing price of the Common Shares on the TSX on November 30, 2020.

Christian Marsolais

Senior Vice President and Chief Medical Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Christian Marsolais on April 13, 2007. His agreement was subsequently amended on May 23, 2012 and July 17, 2012. An amended and restated employment agreement was entered into on December 21, 2012 between Mr. Marsolais and the Corporation. The amended and restated employment agreement was entered into to reflect Mr. Marsolais’ new position as Senior Vice President, Medical Affairs, to set its targeted bonus rate at 40%, to revise and add new restrictive covenants in favour of the Corporation and to amend his severance payment conditions in the event the Corporation terminates his employment without just and sufficient cause. In addition to his base salary, Mr. Marsolais is entitled to the Corporation’s benefits program and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Marsolais is also entitled to receive options under the Option Plan and is eligible to participate in any incentive program developed by the Board or any committee thereof. Under the terms of his agreement, Mr. Marsolais agreed to non-competition, non-solicitation, non-disclosure, standstill and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Marsolais’ employment without just and sufficient cause, he will receive an amount equal to eighteen (18) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). In the event of a “Change of Control” resulting in the termination of Mr. Marsolais’ employment without just and sufficient cause within twelve (12) months of such “Change of Control”, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time period related to the reasonable notice to be provided to Mr. Marsolais under applicable civil

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law and (ii) eighteen (18) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Marsolais’ agreement, a “Change of Control is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of takeover bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Marsolais’ agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance (CAD)	Value of Stock Options(1) (CAD)	Value of share- based awards(2) (CAD)

Retirement (3)	Nil	377,000	18,936

Termination of Employment without Just Cause (3)	495,000	377,000	18,936

Termination of Employment in the event of a Change of Control(4)	627,000	377,000	18,936

Voluntary Resignation in the event of a Change of Control(3)	Nil	377,000	18,936

Voluntary Resignation (3)	Nil	377,000	18,936

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2020 (CAD 3.00) and the respective exercise price of each vested option as at November 30, 2020.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2020 (6,312) by the closing price of the Common Shares on the TSX on November 30, 2020 (CAD 3.00).

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date.

(4)

Assumes that Mr. Marsolais receives eighteen (18) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary. In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on the TSX on November 30, 2020 (CAD 3.00) would be exercised.

Jocelyn Lafond

Vice President, Legal Affairs and Corporate Secretary

The Corporation entered into an employment agreement for an indeterminate term with Mr. Jocelyn Lafond on March 27, 2007 and an amendment was subsequently entered into on July 5, 2012. In addition to his base salary, Mr. Lafond is entitled to the Corporation’s benefit programs and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Lafond is entitled to receive options under the Option Plan and DSUs under the DSU Plan. Under the terms of his agreement, Mr. Lafond agreed to non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Lafond’s employment without just and sufficient cause, he will receive an amount equal to twelve (12) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). Furthermore, in the event of a “Change of Control” resulting in the termination of Mr. Lafond’s employment without just and sufficient cause within twenty-four (24) months of such “Change of Control” or if he resigns of his own free will during such period, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to Mr. Lafond under applicable civil law and (ii) twelve (12) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Lafond’s agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Lafond’ agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

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Events	Severance (CAD)	Value of Stock Options(1) (CAD)	Value of share- based awards(2) (CAD)
Retirement (3)	Nil	357,200	15,000

Termination of Employment without Just Cause (3)	293,525	357,200	15,000

Termination of Employment in the event of a Change of Control(4)	390,388	357,200	15,000

Voluntary Resignation in the event of a Change of Control(3)	390,388	357,200	15,000

Voluntary Resignation (3)	--	357,200	15,000

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2020 on the TSX (CAD 3.00) and the respective exercise price of each vested option as at November 30, 2020.

(2)	Mr. Lafond holds 5,000 share-based awards.

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date.

(4)

Assumes that Mr. Lafond receives twelve (12) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary. In computing the value of the stock options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2020 on the TSX (CAD 3.00) would be exercised.

6.          Performance Graph

The following graph compares a cumulative annual total shareholder return on a CAD 100 investment in the Common Shares between December 1, 2015 and November 30, 2020 against a cumulative total shareholder return on the S&P/TSX Composite Index assuming that all dividends are reinvested (“S&P/TSX”), the NASDAQ Composite Index (“NCI”), the NASDAQ Biotechnology Index (“NBI”) and the aggregate compensation paid to named executive officers (as they then were) over the same period.

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The trend shown in the above performance graph indicates that, since December 1, 2015, the annual total shareholder return (“TSR”) on a CAD 100 investment in the Common Shares outperformed the S&P/TSX Composite Index, the BTK and the NBI.

The value of the total compensation received by the Named Executive Officers over the past five years, as they then were, compared to the TSR fluctuated as follows:

–	between December 1, 2015 and November 30, 2016, the TSR grew by 87% while the total compensation grew by 39%;
–	between December 1, 2016 and November 30, 2017, the TSR grew by 128% while the total compensation grew by 56%;
–	between December 1, 2017 and November 30, 2018, the TSR grew by 18% while the total compensation decreased by 20%;
–	between December 1, 2018 and November 30, 2019, the TSR decreased by 50% while the total compensation grew by 14%; and
–	between December 1, 2019 and November 30, 2020, the TSR decreased by 26% while the total compensation grew by 79%.

The increase in compensation for the fiscal year ended November 30, 2020 is due, among other things, to the value of the retirement package paid to Mr. Luc Tanguay, the annual base salary paid to Mr. Paul

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Lévesque as the new President and Chief Executive Officer of the Corporation and the value of the options granted to Mr. Lévesque as long-term incentives.

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ITEM IV.	CORPORATE GOVERNANCE DISCLOSURE

The Board considers corporate governance to be important to the effective operations of the Corporation and to ensure that the Corporation is managed so as to optimize shareholder value. The Nominating and Corporate Governance Committee is responsible for examining the Corporation’s needs in this regard and addressing all issues that may arise from its practices. This Committee ensures that the Corporation’s corporate governance practices comply with Regulation 58-101 respecting Disclosure of Corporate Governance Practices (Québec) and oversees their disclosure according to the guidelines described in Policy Statement 58-201 to Corporate Governance Guidelines (Québec) (hereinafter collectively referred to as the “Regulation”).

The table below details the corporate governance requirements under the Regulation and the position of the Corporation vis-à-vis each of them.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	COMMENTS
1. (a) Disclose the identity of directors who are independent.

“Independence” is defined in Section 1.4 of Regulation 52-110 respecting Audit Committees. After review of the definition of “independence”, the Nominating and Corporate Governance Committee determined that the following directors were “independent” within the meaning of the Regulation in the last fiscal year:

-       Sheila Frame;

-       Gérald A. Lacoste;

-       Gary Littlejohn;

-       Dale MacCandlish-Weil;

-       Andrew Molson

-       Paul Pommier;

-       Dawn Svoronos; and

-       Alain Trudeau.

In addition, the Nominating and Corporate Governance Committee determined that the following nominees proposed for election at the Meeting are “independent” within the meaning of the Regulation:

-       Joseph Arena;

-       Gérald A. Lacoste;

-       Gary Littlejohn;

-       Dale MacCandlish-Weil;

-       Andrew Molson

-       Dawn Svoronos; and

-       Alain Trudeau.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

In reviewing the definition of “independence” under Section 1.4 of Regulation 52-110 respecting Audit Committees the Nominating and Corporate Governance Committee determined that Mr. Luc Tanguay, the President and Chief Executive Officer of the Corporation up to April 5, 2020, and Mr. Paul Lévesque, the President and Chief Executive Officer of the Corporation since April 6, 2020 were not “independent” in the last fiscal year given their position with the Corporation. Mr. Paul Lévesque, the current President and Chief Executive Officer of the Corporation, is a nominee proposed for election at the Meeting. If elected as a director at the Meeting, Mr. Lévesque will not be “independent” within the meaning of the Regulation as a result of his position with the Corporation.

(c) Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors (the “Board”) does to	Eight (8) of the nine (9) directors were independent from the Corporation in the last fiscal year. Seven (7) of the eight (8) nominees proposed for election to the Board are independent.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	COMMENTS
facilitate its exercise of independent judgment in carrying out its responsibilities.

(d)   If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Dawn Svoronos, the Chair of the Board, is a director of PTC Therapeutics, Inc., Xenon Pharmaceuticals Inc., Global Blood Therapeutics, Inc., and Adverum Biotechnologies, Inc.

Dale MacCandlish-Weil is a director of Tetra Bio-Pharma Inc.

(e)   Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the last fiscal year ended November 30, 2020. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

As a matter of routine, the Chair of the Board assesses with the other independent directors after each meeting of the Board whether a meeting without the non-independent director is required.

There were nine (9) meetings of the independent directors in the financial year ended November 30, 2020.

The committees of the Board are composed of independent directors and, whenever non-independent directors attend the committee meetings, the chair of the committee assesses with the independent directors after each meeting of the committee whether a meeting without the non-independent director is required.

(f)   Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director this independent, describe what the Board does to provide leadership for its independent directors.

The Chair of the Board, Dawn Svoronos, is independent.

The Chair of the Board’s role and responsibilities consist in:

-   Representing the Corporation vis-à-vis shareholders and members of the public;

-   Preparing the agendas for all Board meetings;

-   Presiding over each Board meeting and shareholders meeting;

-   Coordinating with the chairs of the Board committees on topics to be discussed at committee meetings;

-   Following-up with the President and Chief Executive Officer of the Corporation on material matters occurring in the normal course of business of the Corporation;

-   Assessing the circumstances requiring the holding of special meetings of the Board; and

-   Following-up with committee chairs on topics discussed at Board meetings.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	See the information in the tables provided for each nominee under “Election of directors – Nominees”.
2. Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	See Appendix “A” attached to this Circular.

3.    (a)  Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has not developed written position descriptions for the Chair of the Board and the chair of each Board committee. The persons acting as Chair of the Board and chairs of Board committees have the experience and expertise necessary to assess the role they must play in the context of a public company. See Section 1 (f) above for a description of the role and responsibilities of the Chair of the Board. The role and responsibilities of the chair of each Board committee consist in:

-   Preparing the agendas for each Committee meeting;

-   Presiding over each committee meeting;

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	COMMENTS
- Following-up on matters discussed at committee meetings, if and when necessary; and - Reporting to the Chair of the Board and the Board.

(b)   Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board and the CEO have not developed a written position description for the CEO. However, the Board set the following expectations with respect to the role and responsibilities of the individual currently holding the position of President and Chief Executive Officer:

-   Representing the Corporation vis-à-vis shareholders and members of the public;

-   Implementing and driving the Corporation’s strategy;

-   Understanding of the biopharmaceutical and pharmaceutical industry on a global basis (sales, marketing and market access);

-   Supervising the activities related to the commercialization of the Corporation’s products in the United States, Europe and Canada;

-   Supervising the activities related to research and development programs;

-   Canvassing the potential acquisition or in-licensing of new products and supervising the negotiation of agreements related to such transactions;

-   Overseeing the control of expenses;

-   Having leadership skills;

-   Understanding of finance;

-   Ensuring compliance with an ethical conduct;

-   Reporting to the Board; and

-   Maintaining good relationships with shareholders, employees and members of the public.

All activities conducted by the Corporation that are not conducted in the “normal course of business” of the Corporation are discussed with the Board. The Chair of the Board has frequent communications with the President and Chief Executive Officer and is aware of situations that do not qualify as “normal course of business”.

4.    (a)  Briefly describe what measures the Board takes to orient new members regarding:

(i) the role of the Board, its committees and its Directors, and

(ii)  the nature and operation of the issuer’s business.

The Board has a “Director Orientation and Continuing Education Policy” in place for new directors. For a description of this policy, see Appendix “B” to this Circular.

(b)   Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board oversees continuing education that is provided to the directors. Continuing education is provided in the following form:

-   Articles and books on topics relating to the Corporation’s business, competitors, corporate governance and regulatory matters are provided to directors;

-   At Board meetings, members of management are invited to present on business activities;

-   Consultants offer seminars on various topics relating to the business of the Corporation;

-   Directors attending conferences or seminar addressing relevant topics to the Corporation;

-   Providing directors with published research reports written by healthcare analysts.

5. (a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	The Board has adopted a Code of Ethics (the “Code”) and a policy against corruption of civil servants pursuant to the Foreign Corrupt Practices Act (United States) (the “Policy”).
(i) disclose how a person may obtain the code;	The Code and the Policy are available on the website of the Corporation at www.theratech.com under the section “Investors - Corporate Governance – Corporate Documents”.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	COMMENTS
(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

The Board monitors compliance with the Code by requiring that all employees and executive officers certify on a yearly basis that they have read, understood and agreed to be bound by the Code. The Board will also require that the certification encompasses the Policy. The Board also relies on management to report any conduct that is contrary to the Code to the Chair of the Board or the Chair of the Nominating and Corporate Governance Committee.

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year ended that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation has not filed any material change report pertaining to any conduct of a director or executive officer that departs from the Code in the last fiscal year.

(b)   Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board does not take any particular steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board relies on the loyalty, integrity and honesty of its directors to for the disclosure of any interest a director has or may have in a transaction or agreement. Corporate laws, the general by-laws of the Corporation and the Code require that a director discloses any interest he/she may have or has in any transaction or agreement. In the event a director has any such interest, the director will be asked to leave the Board or committee meeting during which discussions regarding the transaction or agreement will take place. The director will not be entitled to vote on any resolution regarding such transaction or agreement.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

Other than having adopted the Code and planning on conducting seminars in the current fiscal year on the Policy for all of its directors, officers, employees and those of its subsidiaries, the Board does not take any other particular step to encourage and promote a culture of ethical business conduct. It relies on the honesty and loyalty of each individual and the consequences an individual would suffer if his/her ethical business conduct was inadequate.

6. (a) Describe the process by which the Board identifies new candidates for Board nomination.

The Nominating and Corporate Governance Committee of the Board is responsible to identify new candidates for Board nomination.

The identification of new candidates is undertaken after the Board has assessed the needs of the Corporation and the expertise at the Board level to meet those needs. The identification of new candidates may be done in different ways:

-   Knowledge by a Board member of one or more persons having the skills, experience, time and commitment required to act as directors of the Corporation; or

-   Retaining the services of a third party specialized in the recruitment of directors.

Prior to retaining any individual to act as director of the Corporation, the individual is met by the Chair of the Board and other Board members. In addition, the individual’s background is reviewed.

(b)   Disclose whether or not the Board has a nominating committee composed entirely of independent Directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee was comprised of three (3) independent directors in the fiscal year ended November 30, 2020, namely:

-   Gérald A. Lacoste (chair);

-   Dale MacCandlish-Weil; and

-   Dawn Svoronos.

(c) If the Board has a nominating committee, describe the responsibilities, powers and operations of the nominating committee.	The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are described in Appendix “C” to this Circular.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	COMMENTS
7. (a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Board has delegated to the Compensation Committee the evaluation and assessment of the compensation of the Corporation’s directors and executive officers.

The Compensation Committee reviews, among other things, the compensation of the Corporation’s executive officers for the ensuing fiscal year and assesses the performance of each executive officer on a yearly basis against the Corporation’s annual objectives and each executive officer’s personal objectives to determine whether an executive officer is entitled to a bonus in the form of cash for his/her services and/or the grant of stock options. The Compensation Committee has the power to retain the services of third parties to help in the determination of the annual compensation of an executive officer. Where the Compensation Committee does not retain the services of a third party, the Compensation Committee may review publicly available information regarding the compensation of executive officers holding a position similar to the position under review or purchase such information from third parties. The Compensation Committee will also take into consideration publicly available information relating to the average percentage increase in a particular year of the compensation generally paid to executive officers.

The Compensation Committee reviews, from time to time, the compensation of the directors and members of the Board committees. The Compensation Committee has the power to retain the services of third parties to assist its members determining the compensation of directors and committee members.

The Compensation Committee makes recommendations to the Board on the compensation to be paid to executive officers and directors and the Board has complete discretion to accept, reject or amend any recommendation made by the Compensation Committee.

(b)   Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

(c)   If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Corporation has a Compensation Committee comprised of independent directors only. In the last fiscal year, the Compensation Committee was currently comprised of the following four (4) independent directors:

-   Sheila Frame;

-   Gary Littlejohn;

-   Paul Pommier; and

-   Dawn Svoronos.

The responsibilities, powers and operation of the Compensation Committee are described in Appendix “D” to this Circular.

8. If the Board has standing committees other than the audit, compensation, nominating committees, identify the committees and describe their function.	None

9.  Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committee, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committee is responsible to ensure that a process is in place for the review of the performance of individual directors, the Board as a whole, the Board committees, as well as the Board and Committee Chairs.

Assessments are done on an ongoing basis.

At the end of the last fiscal year, the Nominating and Corporate Governance Committee did not conduct a formal assessment of the Board, the Board committees and of each individual director given the review conducted in the course of the fiscal year.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	COMMENTS

10.  Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and if so, include a description of those director term limits or other mechanisms of board renewal.

Theratechnologies has adopted a policy regarding term limits, a summary of which is provided under “Item II - Subjects to be treated at the meeting – Election of Directors – Directors’ Mandatory Retirement Policy”.

11.         a.  Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Theratechnologies has not adopted a written policy relating to the identification and nomination of women directors. The Board desires to have discretion in selecting candidates since it has determined that it would be inappropriate for Theratechnologies to require that a minimum percentage of candidates at the Board or executive levels be comprised of women.

However, the Charter of the Nominating and Corporate Governance Committee embeds the obligation by the Nominating and Corporate Governance Committee to take into consideration gender diversity when the Committee needs to recruit candidates for directorship. Therefore, gender diversity is now one of the four criteria that the Committee will consider in recruiting a candidate to act as a director of the Corporation.

b.  If an issuer has adopted a policy referred to in 11(a), disclose the following in respect of the policy:

(i)  a short summary of its objectives and key provisions;

(ii)   the measures taken to ensure that the policy has been effectively implemented;

(iii)   annual and cumulative progress by the issuer in achieving the objectives of the policy; and

(iv)  whether and if so, how the board and its nominating committee measures the effectiveness of the policy.

As stated above, no written policy has been adopted by the Board of Theratechnologies.

12.  Disclose whether and, if so, how the Board or the nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider a level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer reason for not doing so.

Both the Board and the Nominating and Corporate Governance Committee consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election.

Whenever the issues of succession or addition of new board members are discussed, the members of the Board seek to obtain the candidacy of women who must fulfill the expertise sought by the Board. See Section 11(a) above.

13.  Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Theratechnologies is sensitive to the representation of women holding executive officer positions. However, as for Board candidacy, management will seek to retain the services of the most available skilled person(s) to fulfill available position(s).

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	COMMENTS
14. (a)Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

As previously mentioned, Theratechnologies has no target with respect to women acting as Board members. The Board wishes to retain its discretion in order to appoint successors or add additional members in order to be in a position to select the best available candidates while keeping in mind gender diversity.

(b) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer had not adopted a target, disclose why it has not done so.

As previously mentioned, Theratechnologies has no target with respect to women in executive officer positions. The Corporation wishes to retain discretion in order to appoint successors or add additional members in order to be in a position to select the best available candidates.

c. If the issuer had adopted a target referred to in either paragraph 14(a) or 14(b), disclose: (i) the target; and (ii) the annual and cumulative progress of the issuer in achieving the target.	N.A.
15. (a) Disclose the number and proportion (in percentage terms) of directors on issuer’s board who are women.

Ms. Dawn Svoronos is the Chair of the Board and both Ms. Dale MacCandlish Weil and Ms. Sheila Frame acted as directors of the Corporation in the last fiscal year. Ms. Frame did not seek reelection. If Ms. Svoronos and Ms. MacCandlish-Weil are elected at the Meeting, the representation of women on the Board will account for 29% of independent directors and 25% of all Board members.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all measure subsidiaries of the issuer, who are women.

The number of executive officers at Theratechnologies amounts to seven (7), one of whom is a woman, namely Ms. Marie-Noël Colussi. Ms. Colussi acts as Vice President, Finance. The proportion of women holding executive positions at Theratechnologies amounts to 14%.

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ITEM V.	OTHER INFORMATION

1.        Audit Committee Information

General

During the fiscal year ended November 30, 2020, the audit committee (the “Audit Committee”) was composed of four (4) independent directors, namely, Mr. Paul Pommier, who acts as Chair, Gérald A. Lacoste, Gary Littlejohn and Alain Trudeau. Mr. Trudeau joined the Audit Committee on October 16, 2020. These individuals are still the current members of the Audit Committee. All of the Audit Committee members are financially literate within the meaning of National Instrument 52-110 - Audit Committees and Mr. Paul Pommier was designated as a “financial expert” under U.S. securities rules during the last fiscal year. The Audit Committee members meet without executive officers at each meeting of the Audit Committee. During the fiscal year ended November 30, 2020, the Audit Committee met a total of four (4) times. Each member attended all meetings.

Biography of Audit Committee Members Seeking Reelection

Gérald A. Lacoste. Mr. Lacoste has more than 30 years of experience in the fields of securities regulation, corporate finance and corporate governance. Mr. Lacoste was president of the audit committee of Amisco Ltd. from 2002 to 2009 and was also a member of the audit committee of Andromed Inc. from 2004 to 2007. Mr. Lacoste was a member of the audit committee of Génome Québec from 2006 to 2009.

Gary Littlejohn. Mr. Littlejohn holds a B.A. (Honours Economics), a BCL and an MBA from McGill University. From 2008 to 2015, Mr. Littlejohn held the position of CEO and then of advisor to the Chairman and Board Member of the Arab National Investment Company, also known as ANB Invest, in Riyadh, a subsidiary of Arab National Bank. Previously, he was Managing Director of investment banking at Desjardins Securities in Montreal, a position he took after serving six years as Executive Vice President at Ecopia Biosciences. Mr. Littlejohn also occupied various senior positions in investment banking at TD Securities, Midland Walwyn, BMO Nesbitt Burns and National Bank Financial.

Alain Trudeau. Mr. Trudeau holds a Bachelor of Arts in Accounting from HEC Montréal. From 1982 to 2019, Mr. Trudeau has had a distinguished career at Ernst & Young where he held the position of Managing Partner, Assurance Services, for Ernst & Young offices in the Province of Quebec, from 2008 to 2019. During his career, Mr. Trudeau was responsible for the audit of various publicly-traded companies.

Role and Responsibilities

The Audit Committee is responsible for assisting the Board to oversee the followings:

-	the integrity of the Corporation’s financial statements and information related thereto;
-	the Corporation’s internal control system;
-	the appointment and performance assessment of the external auditors; and
-	the Corporation’s risk management matters.

A copy of the Charter of the Audit Committee describing in greater details the role and responsibilities of the Audit Committee is attached as Appendix “E” to this Circular.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for the oversight of the independent external auditors’ work. The Audit Committee pre-approves all audit and non-audit services provided by the external auditors. These services

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may include audit services, audit-related services, tax services and other services. The Audit Committee appoints the auditors and oversees and fixes the compensation for all such services. The external auditors and the Corporation’s management report to the Audit Committee regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for services performed. The Audit Committee approved all of the fees listed in the table above under “Item II – Subjects To Be Treated at the Meeting – Appointment of Auditors”.

Auditors’ Fees

The fees paid to the Auditors of the Corporation for the fiscal years ended November 30, 2020 and 2019 are shown in the table above under “Item II. – Subjects to Be Treated at the Meeting – Appointment of Auditors”.

2.        Shareholder Proposals

The deadline by which the Corporation must receive proposals from shareholders under the Act for presentation at the next annual meeting of shareholders is January 12, 2022.

3.        Additional Documentation

The Corporation is a reporting issuer in all Canadian provinces and is required to file its financial statements, annual information form (the “AIF”) and Circular with each Canadian Securities Commission. The Corporation is also a reporting issuer in the United States and qualifies as a “foreign private issuer” under U.S. securities laws.

The financial information of the Corporation is provided in the Corporation’s comparative financial statements and Management’s Discussion & Analysis for its fiscal year ended November 30, 2020. Copies of the Corporation’s financial statements, management proxy circular and AIF may be obtained on request to the Corporate Secretary of the Corporation at the following address: 2015 Peel Street, 11th Floor, Montreal, Québec, Canada, H3A 1T8 or by consulting the SEDAR Website at www.sedar.com and the EDGAR Website at www.sec.gov. The Corporation may require the payment of a reasonable fee if the request is made by someone other than a security holder of the Corporation, unless the Corporation is in the course of a distribution of its securities pursuant to a short-form prospectus, in which case these documents will be provided free of charge.

4.        Approval by the Board

The content and the sending of this Circular have been approved by the Board of the Corporation.

Montreal, Québec, Canada, April 12, 2021.

(signed) Jocelyn Lafond Jocelyn Lafond Corporate Secretary

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APPENDIX A

MANDATE OF THE BOARD OF DIRECTORS

I.	Role

The Corporation’s Board of Directors (the “Board”) is ultimately responsible for the stewardship of the Corporation and executes its mandate directly or after considering recommendations from its related committees and Management.

Management is responsible for the Corporation’s day-to-day activities and is charged with realizing strategic activities approved by the Board within the scope of its authorized business activities, capitalization plan and Corporation directives. Management must report regularly to the Board on matters relating to short-term results and long-term development activities.

II.	Obligations and Responsibilities

The Board carries out the functions, performs duties and assumes the responsibilities entrusted by the laws and regulations. The Board may delegate some of its responsibilities to Board committees and Management within the scope of the Corporation’s General By-laws, the laws and the regulations. Therefore, day-to-day management of the Corporation’s activities is entrusted to Senior Management, which reports directly to the Board. One of the key functions of the Board is to appoint the senior management team.

The functions and duties of Board members include, without limitation, the following functions and duties:

A.	Appointment, assessment, succession planning of Senior Management

1.	Select and appoint the President and Chief Executive Officer of the Corporation.

2.	Oversee the appointment of other members of Senior Management.

3.	Ensure that the Corporation has a succession plan for the President and Chief Executive Officer.

4.	Monitor the performance of the President and Chief Executive Officer and other Executive Officers, with respect to pre-established objectives.

B.	Compensation of Directors

1.	Establish the compensation of Directors.

C.	Strategic Direction and Planning

1.	Adopt the Corporation’s strategic planning process.

2.	Approve the Corporation’s strategic plan and review Senior Management’s performance in implementing the plan.

3.	Review the strategic plan annually, taking into account opportunities and risks, and monitoring the Corporation’s performance against the plan.

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4.	Review and approve the Corporation’s annual plans towards financing the strategic plan.

5.	Review and approve the Corporation’s annual operating budget.

6.	Identify key business risks facing the Corporation and the implementation of appropriate systems to manage these risks.

7.	Discuss with Management how the strategic environment is changing and the key strategic issues.

D.	Corporate Behaviour and Governance

1.	Develop an approach to corporate governance, including the determination of principles and guidelines for the Corporation.

2.

Obtain reasonable assurance of the integrity of the President and Chief Executive Officer and other senior members of Management, and that they uphold principles of integrity within the ranks of the Corporation.

3.	Oversee the implementation of a Corporation disclosure policies and procedures.

4.	Monitor the integrity of the Corporation’s internal controls and disclosure systems.

5.	Be available to receive feedback from stakeholders, which must be provided in writing, at the Corporation’s head office, bearing the mention “Confidential”.

E.	Personal Behaviours

1.	Keep up to date with the regular programs and employees of the Corporation.

2.	Upon request, join a committee and actively participate at its meetings.

3.	Be accessible, at least by telephone, to personnel and other Corporation Directors, as required.

4.	Keep confidential information discussed during meetings.

5.	Attend regular and special Board meetings.

6.	Get to know other members of the Board and promote collegial decision-making.

III.	External Advisors

In discharging its duties and responsibilities, the Board is empowered to retain external legal counsel or other external advisors, as appropriate. The Corporation shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Board

The Board consists of such number of Directors as the Board may determine from time to time by resolution. The Board must assure itself that it is composed of Directors that are sufficiently familiar with the business of the Corporation, and the risks it faces, to ensure active and effective participation in the deliberations of the Board. Directors should have diverse backgrounds and personal characteristics and traits as well as

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competencies and expertise that add value to the Corporation. Finally, a majority of the Directors must be independent for the purposes of National Policy 58-201 Corporate Governance Guidelines.

V.	Board Meeting Procedures

The Board follows the procedure established in the Corporation’s General By-Laws.

VI.	Records

The Corporation’s Secretary keeps the records required by law and any other relevant document.

VII.	Effective Date

This written mandate was adopted by the Directors at its February 8, 2006 Board meeting.

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APPENDIX B

DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY

The Board must first ensure that every new nominee as Director possesses the necessary skill, expertise, availability and knowledge to properly fulfil its mandate. Once a Director is effectively elected, the Chairman of the Board, the President and Chief Executive Officer and Secretary provide him with the specific information required for a well-informed contribution.

I.	Purpose

The purpose of this Director Orientation and Continuing Education Policy (the “Policy”) is to set forth the Corporation’s process of orientation for newly appointed Corporation Directors to familiarize them with the role of the Corporation’s Board of Directors, its committees, its directors, and the nature and operation of the Corporation’s business activities. The Policy also indicates the elements of continuing education of the Board of Directors to ensure the Corporation Directors maintain the skill and knowledge necessary to fulfill their obligations as directors.

II.	Orientation of New Directors

Newly appointed Directors first meet with the Chairman of the Board to discuss the functioning of the Board of Directors. Then, they meet with the President and Chief Executive Officer to discuss the nature and operation of the Corporation’s business activities. As required, meetings may be set up with other Senior Managers to further clarify some of the Corporation’s business activities. Finally, the Secretary provides new directors with the following documents:

A.

Copies of Board meeting minutes and written resolutions since the beginning of the fiscal year (which may include those of the preceding fiscal year, depending of the date of appointment), including a copy of the minutes of the last annual meeting;

B.	A schedule of Board Meetings for the year;

C.	The disclosure policies and procedures and the “Undertaking” form (for signature);

D.

The policy on insider trading in force at Theratechnologies (with mention to register as an insider with the Canadian securities agency through SEDI.ca and to prepare an initial insider report within ten (10) days following appointment);

E.	Theratechnologies’ Share Option Plan;

F.	The latest annual report and accompanying information on Theratechnologies (fact sheet, latest press releases, latest annual information form and corporate presentation);

G.	The Director Disclosure Form (to complete and return within afforded time);

H.	The General By-Laws, the Board’s written mandate, the Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Charter; and

I.	The Directors and Senior Management coverage and compensation.

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III.	Continuing Education

The following actions are taken to ensure the continuing education of Directors:

A.	Management provides Directors, from time to time, with pertinent articles and books relating to the Corporation’s business, its competitors, corporate governance and regulatory issues;

B.	Key Corporation executives make regular presentations to the Board on business activities;

C.

Certain consultants present to the Board on matters relevant to their role and duties. Consultants such as insurance brokers presenting on risks faced by the Corporation or consultants presenting a long-term strategy for the Corporation;

D.	The Secretary offers Directors continuing education in the form of presentations on new legal and regulatory requirements that impact the Board.

IV.	Review

This Policy is reviewed and modified when the Board of Directors considers it necessary and desirable.

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APPENDIX C

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

I.          Mandate

The Nominating and Corporate Governance Committee (the “Committee”) is responsible for assisting the Company’s Board of Directors (the “Board”) in overseeing the following:

A.	Recruit candidates for the Board;

B.	Review the size of the Board;

C.	Composition of the Board;

D.	Function of the Board;

E.	Orientation and education of Board members;

F.	Succession planning; and

G.	Governance.

II.          Obligations and Duties

The Committee carries out the duties usually entrusted to a Nominating and Corporate Governance Committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:

A.	Recruit Candidates for the Board

1.	Identify potential candidates as members of the Company’s Board of Directors. In so doing, the Committee will consider:

a.	independence of candidates under the terms of National Policy 58-201 on corporate governance;

b.	gender diversity;

c.

the competencies, skills and personal characteristics sought in candidates. The Committee will determine what it considers necessary by assessing competencies, skills and personal characteristics of the candidates in relation to: (1) those generally required by the Board; (2) those already present in other Board members; and (3) those which are a welcome addition; and

d.	the availability of candidates.

2.

All Board members may submit to the Committee potential candidates for membership, and the Committee shall review such candidates in light of above described competencies and skills desirable for the Board.

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3.	The Committee shall proceed as follows for the recruitment of candidates:

a.

when determined by the Committee and the Board of Directors that Board vacancies must be filled or new members are desirable, the Chair of the Board of Directors shall make contact with candidates that have been identified by the Committee per the above described criteria;

b.	upon a positive evaluation by the Chair of the Board of Directors and positive reaction from the candidate, at least two (2) members of the Board shall meet with the candidate; and

c.

upon a positive evaluation by the two (2) Board members and the continuing interest of the candidate, the Committee shall make a recommendation to the Board of Directors, providing all pertinent background information for analysis and discussion by the Directors.

B.	Board Size

The Board must be composed of 3 to 20 directors, as per the Company’s Articles of Incorporation and the Law. As provided under the terms of the Company General By-Laws, the Board shall exercise its power to establish by resolution the exact number of directors. In this regard, the duties of the Committee are as follows:

1.	Examine the size of the Board annually in view of assessing its effectiveness.

2.	Consider modifications to the number of constituting members and issue its recommendations to the Board.

C.	Composition of the Board

1.

Ensure that the Board is composed of Directors that are sufficiently familiar with the business of the Company, and the risks it faces, to ensure active and effective participation in the deliberations of the Board.

2.	Ensure that Directors have diverse backgrounds and personal characteristics and traits as well as competencies and expertise that add value to the Company.

3.	Ensure that a majority of the directors are independent directors for the purposes of National Policy 58-201 Corporate Governance Guidelines.

D.	Board Functioning

1.	Examine the Board’s functions and issue recommendations as to its obligations and role. Among others, the Committee must regularly review the Board’s written mandate.

2.	Determine and review, as needed, the roles and mandates of Board committees and issue recommendations.

E.	Orientation and Continuing Education of Board Members

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Develop an orientation and continuing education policy for Directors.

F.	Succession Planning

1.	Develop and monitor succession plans for the Board.

2.

G.	Governance

1.	Follow corporate governance developments and, as required, advise the Board of appropriate actions.

2.	Examine appropriate actions to promote ethical business conduct, issue relevant recommendations to the Board and oversee their implementation.

3.	Examine conflict of interest issues that may be brought to the attention of the Board and offer solutions.

III.          External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Company shall provide the necessary funds to secure the services of such advisors.

IV.         Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Company, as determined by the Board in accordance with applicable laws, rules and regulations.

V.           Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next Annual General Meeting of Shareholders, or until successors are so appointed.

VI.          Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.         Chair

The Board appoints the Committee Chair who will call and chair the meetings. The Chair reports to the Board the deliberations of the Committee and its recommendations.

VIII.        Secretary

Unless decided otherwise by resolution of the Board, the Secretary of the Company shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chair. The Secretary is the guardian of the Committee’s records, books and archives.

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IX.           Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chair, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone else to carry out this duty.

X.           Quorum and Vote

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.           Records

The Committee keeps records that are deemed necessary of its deliberations and reports regularly to the Board on its activities and recommendations.

XII.          Annual Review

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

XIII.        Effective Date

This charter was adopted by the Directors during the February 8, 2006 Board meeting and amended during the February 7, 2017, August 7, 2019 and December 10, 2019 Board meetings.

.

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APPENDIX D

COMPENSATION COMMITTEE CHARTER

I.           Mandate

The Compensation Committee (the “Committee”) is responsible for assisting the Corporation’s Board of Directors (the “Board”) in overseeing the following:

A.	Compensation of Senior Management;

B.	Assessment of Senior Management, including an overview and monitoring of the yearly objectives of the Chief Executive Officer (the “CEO”) and other members of Senior Management;

C.	Compensation of Directors;

D.	Stock option grants;

E.	Overall increase in total compensation; and

F.	Review of the succession plan covering the CEO and other members of senior management, including the assessment of the risks related thereto.

II.           Obligations and Duties

The Committee carries out the duties usually entrusted to a compensation committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:

A.	Compensation of Senior Management
1.

Develop a compensation policy for the Corporation’s senior management, notably the Senior Management compensation structure, annual salary adjustments as well as the creation and administration of short and long-term incentive plans, stock options, indirect advantages and benefits proposed by the CEO. The CEO cannot be present during any voting or deliberations by the Committee on his or her compensation.

2.	Review and establish all forms of compensation to senior management.

3.	Oversee, as required, employment contracts and terminations of senior management, notably severance pay.

4.	Oversee the Corporation’s annual report on senior management compensation part of the Corporation’s continuous disclosure requirements under applicable laws and regulations.

B.	Assessment of Senior Management
1.	Develop a written position description for the CEO.

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2.	Establish general objectives annually for the CEO of the Corporation and for other members of senior management.

3.

Examine and annually assess the objectives of the CEO set by this Committee as well as those of each member of Senior Management set by the CEO, including a mid-year monitoring exercise of these objectives.

4.	Examine, in collaboration with the CEO, the annual performance assessment of other senior managers.

C.	Compensation of Directors
1.	Recommend to the Board approval of the Director’s Compensation Policy.

2.	Examine the compensation of Directors in relation to the risks and duties of their position.

D.	Stock Option Grants
1.	Oversee, review as needed and recommend Board approval of the Corporation Share Option Plan.

2.	The Committee may delegate, at its discretion, the plan’s administration to members of the Corporation’s senior management and employees.

3.	Examine, oversee and recommend Board approval of stock option grants, specifically:

a.	the people to whom options are granted;

b.	the number of options granted;

c.	the exercise price of the options;

d.	the exercise period of the options; and

e.	all other conditions relating to options granted.

E.	Overall Increase in Total Compensation
1.	Approve annually the Corporation’s increase in overall compensation.

F.	Succession Plan
1.	Develop and monitor succession plan for the CEO and other members of senior management.

2.	Evaluate and recommend to the Board succession plans for the CEO and other members of senior management and oversee the implementation of such succession plans.

3.	Assess the risks related to the CEO’s and other members of senior management’s departure, resignation, retirement, long-term disability or sudden death.

III.          External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. Before retaining or seeking advice from external legal counsel or other external advisors (other than the Corporation’s in-house counsel), the Committee must take into consideration the six factors specified in NASDAQ Listing Rule 5605(d)(3)(D) or any successor provision

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thereto. The Committee shall set the compensation, and oversee the work, of the external legal counsel or other external advisor. The Corporation shall provide the necessary funds to secure the services of such advisors.

IV.           Composition of Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Corporation, as determined by the Board, in accordance with applicable laws, rules and regulations.

V.            Minimum Meeting Requirements

The Committee shall meet at least twice per year to discharge its duties, including a mid-year review to monitor and assess the yearly objectives of the CEO and that of the other members of Senior Management.

VI.          Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of shareholders, or until successors are so appointed.

VII.          Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VIII.        Chairman

The Board appoints the Committee Chairman who will call and chair the meetings.

IX.            Secretary

Unless decided otherwise by resolution of the Board, the Secretary of the Corporation shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

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X.            Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

XI.           Quorum and Vote

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XII.          Records

The Committee keeps records that are deemed necessary for its deliberations and reports to the Board on its activities and recommendations on a regular basis.

XIII.         Annual Review

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

XIV.         Effective Date

This charter was adopted by the Directors at its May 3, 2004 Board meeting. It was amended by the Directors during the February 8, 2006, August 7, 2019 and December 10, 2019 Board meetings.

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APPENDIX E

AUDIT COMMITTEE CHARTER

I.           Mandate

The Audit Committee (the “Committee”) is responsible for assisting the Company’s Board of Directors (the “Board”) in overseeing the following:

A.	the integrity of the Company’s financial statements and related information;

B.	the internal control systems of the Company;

C.	the appointment and performance of the external auditor;

D.	the supervision of the Company’s Risk Management; and

E.	the review and approval of related party transactions.

II.           Obligations and Duties

The Committee carries out the duties usually entrusted to an audit committee and any other duty assigned from time to time by the Board. Management has the responsibility to ensure the integrity of the financial information and the effectiveness of the Company’s internal controls. The external auditor has the responsibility to verify the fair presentation of the Company’s financial statements; at the same time evaluating the internal control process to determine the nature, extent and timing of the auditing procedures used for the financial statement audit. The Committee has the responsibility to supervise the participants involved in the preparation process of the financial information and to report on this to the Board.

Specifically, the Committee is charged with the following obligations and duties:

A.	Integrity of the Company’s Financial Statements and Related Information

1.

Review annual and quarterly consolidated financial statements and all financial information legally required to be disclosed by the Company, i.e. financial information contained in the “Management Discussion and Analysis” report, the Annual Information Form and the press releases, as the case may be, discuss such with management and the external auditor, as applicable, and suggest recommendations to the Board, as the case may be.

2.

Approve the interim Financial Statements, the interim “Management Discussion and Analysis” reports and all supplements to these “Management Discussion and Analysis” reports which have to be filed with regulatory authorities.

3.	On a periodic basis, review and discuss with management and the external auditor, as applicable, the following:

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a.

major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and

c.

the type and presentation of information to be included in press releases dealing with financial results (paying particular attention to any use of proforma information or information adjusted by means of non-generally accepted accounting principles).

4.	Review and discuss reports from the external auditor on:

a.	all critical accounting policies and practices used by the Company;

b.

all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternate treatments and disclosures and the treatment preferred by the external auditor;

c.	the external auditors’ report to the Committee on the planning of external auditing; and

d.	the external auditors’ report to the Committee on the auditing results.

B.              Supervision of the Company’s Internal Control Systems

1.	Review and discuss with management and, when appropriate, provide recommendations to the Board on the following:

a.	actual financial data compared with budgeted data;

b.	the Company’s internal control system;

c.	the relationship of the Committee with the management and audit committees of the Company’s consolidated subsidiaries. With respect to the subsidiaries, the Committee must:

•	obtain precisions as to the mandate of the audit committees;

•	enquire about internal controls and study-related risks;

•	obtain copy of the minutes of the audit committees’ meetings; and

•	ensure that the critical accounting policies and practices are identical to the Company’s.

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2.	Study the feasibility of implementing an internal auditing system and when implemented, establish its responsibilities and supervise its work.

3.

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

C.               Appointment and Performance Supervision of the External Auditor

1.	Provide recommendations to the Board on the selection of the external auditor to be appointed by the shareholders.

2.

Approve in advance and recommend to the Board the external auditor’s remuneration and more specifically fees and terms of all audit, review or certification services to be provided by the external auditor to the Company and any consolidated subsidiary.

3.

Supervise the performance of the external auditor in charge of preparing or issuing an audit report or performing other audit services or certification services for the Company or any consolidated subsidiary of the Company, where required, and review all related questions as to the terms of its mission and the revision of its mission.

4.

Pre-approve all engagements for permitted non-audit services provided by the external auditor to the Company and any consolidated subsidiary, and to this effect and at its convenience, establish policies and procedures for the engagement of the external auditor to provide to the Company and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Committee of all audit/review services and permitted non-audit services to be provided to the Company and any consolidated subsidiary by the external auditor.

5.	At least annually, consider, assess and report to the Board on:

a.	the independence of the external auditor, including whether the external auditor’s performance of permitted non-audit services is compatible with the external auditor’s independence;

b.

the obtaining from the external auditor of a written or verbal statement i) describing all relationships between the external auditor and the Company that may reasonably be thought to bear on their independence; ii) assuring that lead audit partner rotation is carried out, as required by law; and iii) describing any other relationship that may reasonably be thought to affect the independence of the external auditor; and

c.	the evaluation of the lead audit partner, taking into account the opinions of management and the internal auditor.

6.	At least annually, obtain and review a report by the external auditor describing:

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a.	the external auditor’s internal quality-control procedures; and

b.

any material issues raised by the most recent internal quality-control review (or peer review) of the external auditor’s firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the external auditor’s firm, and any steps taken to deal with any such issues.

7.	Resolve any disagreement between management and the external auditor regarding financial reporting.

8.	Review the audit process with the external auditor.

9.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Company the process for the certifications to be provided in the Company’s public disclosure documents.

10.	Meet periodically with the external auditor in the absence of management.

11.	Establish procedures with respect to hiring the external auditor’s employees and former employees.

D.              Supervision of the Company’s Risk Management

Review,	report and, where appropriate, provide recommendations to the Board on the following:

1.	the Company’s processes for identifying, assessing and managing risk;

2.	the Company’s major financial risk exposures and the steps the Company has taken to monitor and control such exposures;

3.	the Company’s insurance portfolio and the adequacy of the coverage; and

4.	the Company’s investment policy.

E.              Review and Approval of Related Party Transactions

Review, approve and oversee any transaction between the Company and any related person (as defined in NASDAQ Listing Rule 5630) for potential conflicts of interest on an ongoing basis.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Company shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the

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Company and is financially literate, as determined by the Board and in conformity with applicable laws, rules and regulations. At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience that leads to financial sophistication, as determined by the Board. No member of the Committee shall have participated in the preparation of the Company’s or any of its subsidiaries’ financial statements at any time during the past three years.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of the shareholders or until their successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.	Chairman

The Board appoints the Committee Chairman who will call and chair the meetings. The Chairman reports to the Board the deliberations of the Committee and its recommendations.

VIII.	Secretary

Unless otherwise determined by resolution of the Board, the Secretary of the Company shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

The Committee shall meet at least four times a year with management and the external auditor, and at least once a year, separately in executive session in the absence of management and the external auditor. At least once a year, the Committee invites the Chief Financial Officer of each subsidiary to present the financial information and internal control systems related to such subsidiary.

X.	Quorum and Voting

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of

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votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary of its deliberations and reports regularly to the Board on its activities and recommendations.

XII.	Annual Review

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

XIII.	Effective Date

This charter was adopted by the Directors at its May 3, 2004 Board meeting. It was amended by the Directors during the April 13, 2005, February 8, 2006, February 25, 2015 and August 7, 2019 Board meetings.

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